SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE
                                                                                                                                                                                     PRUDENTIAL PLC
                                                                                                                                                        GROUP COMMUNICATIONS
                                                                                                                                                        12 ARTHUR STREET
                                                                                                                                                        LONDON EC4R 9AQ
                                                                                                                                                        TEL 020 7220 7588
                                                                                                                                                        FAX 020 7548 3725
                                                                                                                                                        www.prudential.co.uk
10 March 2015

PRUDENTIAL PLC FULL YEAR 2014 RESULTS

PRUDENTIAL CONTINUES TO DELIVER STRONG GROWTH IN A CHALLENGING ENVIRONMENT AND REBASES  DIVIDEND UPWARDS

Group Performance Highlights (on constant exchange rate basis):
• IFRS operating profit of £3,186 million, up 14 per cent1
• EEV new business profit2 of £2,126 million, up 10 per cent1
• Underlying free surplus generation3 (after investment in new business) of £2,579 million, up 9 per cent1
• Net cash remittances from business units up 11 per cent to £1,482 million

Business Units Performance Highlights (on constant exchange rate basis):
• Asia life and asset management IFRS operating profit of £1,140 million, up 17 per cent1
• Jackson life IFRS operating profit of £1,431 million, up 21 per cent1
• UK life IFRS operating profit of £752 million, up 7 per cent
• M&G IFRS operating profit of £446 million, up 13 per cent

Capital & Dividend:
• IFRS shareholders' funds of £11.8 billion, up 22 per cent4
• EEV shareholders' funds of £29.2 billion, up 17 per cent4, equivalent to 1,136 pence per share
• Insurance Groups Directive (IGD) capital surplus5 estimated at £4.7 billion; solvency requirements covered 2.4 times
• 2014 full year dividend increased by 10 per cent to 36.93 pence per share

Commenting on the results, Tidjane Thiam, Group Chief Executive, said:

"The Group delivered a strong performance in 2014. We continued to grow across our key metrics despite the challenges presented by historically low long-term interest rates in the US and the UK, major currency discontinuities in some of our key Asian markets and unprecedented regulatory changes in the UK life market. IFRS operating profit increased 14 per cent to £3,186 million and EEV new business profit grew 10 per cent to £2,126 million. The Group's underlying free surplus generation increased by 9 per cent to £2,579 million and cash remitted by our business units increased by 11 per cent to £1,482 million. These results represent solid progress towards our 2017 growth and cash objectives, which we set out at the December 2013 investor day in London.

"In Asia, our business remains focused on meeting the protection and savings needs of the region's growing middle classes through a high-quality agency force and strong bank partnerships. Our portfolio of life businesses in the region delivered a combined IFRS operating profit of £1,050 million, up by 16 per cent. New business profit in the region was up 13 per cent to £1,162 million. We announced in March 2014 the renewal for 15 years of our pan-Asian distribution partnership with Standard Chartered Bank. This new agreement got off to a great start in its first year as sales through Standard Chartered Bank grew by 33 per cent in the second half of the year compared to the same period in 2013.

"In the US, Jackson has continued to proactively manage sales of variable annuities with living benefits to match our annual risk appetite. We continued to diversify our product mix, with APE sales of Elite Access, our innovative variable annuity without guarantees, increasing by 26 per cent to £311 million. This contributed to an increase in the proportion of variable annuities sold without living benefit guarantees to a record 34 per cent of total variable annuity sales. Jackson's strategy delivered strong returns to our shareholders. In 2014, IFRS operating profit from our US life business increased by 21 per cent to £1,431 million and cash remittances grew by 41 per cent to a record £415 million.

1 The period since June 2013 has seen depreciation of currencies in some of the Group's key Asia markets and significant strengthening of sterling. In order to reflect underlying performance, and to be consistent with the currency of transactions of our businesses in Asia and US, year-on-year percentage increases referred to in this press release are stated on a constant exchange rate basis. Increases on an actual exchange rate basis, which incorporate the effect of the exchange rate movements, are shown in the Financial Highlights section and in the Chief Financial Officer's report.
2 The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly 2013 results are shown on a comparable basis.
3 Underlying free surplus generated comprises free surplus generated based on operating movements from long-term business (net of investment in new business) and that generated from asset management operations.
4 Comparable to 31 December 2013.
5 Before allowing for final dividend.
6 'Sweet spot' markets are Indonesia, Singapore, Hong Kong, Malaysia, Philippines, Vietnam and Thailand.

"In the UK, our life business delivered a strong performance, with IFRS operating profit rising 7 per cent to £752 million despite an unprecedented level of regulatory change affecting annuities, a core product for us. In this context, the UK achieved a material increase in both APE sales of accumulation products (with-profits bonds sales increased by 34 percent year-on-year) and in APE sales of bulk annuities (bulk transactions increased from £28 million in 2013 to £171 million in 2014).

"In asset management:
•      M&G produced a strong set of results. IFRS operating profit rose 13 per cent to £446 million and cash remitted increased by a record 21 per cent to £285 million. M&G continued its successful strategy of geographic diversification, with net flows from continental Europe growing by 7 per cent to £8.1 billion.

•      Eastspring Investments delivered an excellent performance attracting a record level of asset inflows of £5.4 billion. Thanks to these inflows and the flows from our life businesses together with market movements, funds under management increased by 28 per cent to a new high of £77.3 billion. IFRS operating profit increased 32 per cent to £90 million.

"During the year, the Group faced the depreciation of currencies in some of our Asian 'sweet spot' markets6, a global investment environment where interest rates are expected to continue to remain low and geopolitical challenges which increased uncertainty, particularly in the Eurozone.

"Looking ahead, the economic environment in the US and the UK appears to show signs of improvement. Furthermore, we are optimistic about the outlook for the emerging economies of Asia, where the long-term fundamentals of our life insurance business remain compelling. We continue to see strong economic growth and increasing demand for insurance from a rapidly growing and prosperous middle class which is under-insured.

"We remain confident in our ability to produce profitable growth over the long-term and continue to create value for our customers and shareholders."

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes to Editors:
1.
 The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The IFRS basis results form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the European Embedded Value principles (EEV Principles) issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. The Group applies these EEV Principles to its long-term business and combines this with the post-tax IFRS results of its other operations to give the EEV basis results. The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly 2013 results are shown on a comparable basis. Year-on-year percentage increases are stated on a constant exchange rate basis unless otherwise stated. Constant exchange rates results are calculated by translating prior year results using the current year foreign exchange rate i.e. current year average rates for the income statement and current year closing rates for the balance sheet.

2.	Annual Premium Equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

3.
 Operating profit is determined on the basis of including longer-term investment returns. EEV and IFRS operating profit is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, gain on sale of PruProtect and PruHealth, the costs arising from the domestication of our Hong Kong business, and loss attaching to held for sale Japan Life insurance business. Furthermore, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark-to-market value movement on core borrowings. Separately on the IFRS basis, operating profit also excludes amortisation of accounting adjustments on the acquisition of REALIC.

4.	Total number of Prudential plc shares in issue as at 31 December 2014 was 2,567,779,950.

5.
 A presentation for analysts and investors will be held today at 8.30 (UK)/ 16.30 (Hong Kong) in the conference suite at Nomura International plc, 1 Angel Lane, London EC4R 3AB. The presentation will be webcast live and as a replay on the corporate website via the link below:

http://prudential.co.uk/investors/results-and-presentations/results-day

A dial-in facility will be available to listen to the presentation. Please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, ie from 8.00 (UK) / 16.00 (Hong Kong)). Dial-in: +44 (0)203 059 8125 / 0800 368 0649 (Freephone UK), Passcode: 'Prudential' (this must be quoted to the operator to gain access to the call). Playback: +44 (0)121 260 4861, Passcode: 0347515#. This will be available from approximately 15.00 (UK) / 23.00 (Hong Kong) on 10 March 2015 until 23.59 (UK) on 24 March 2015 / 07.59 (Hong Kong) on 25 March 2015.

6.	High-resolution photographs are available to the media free of charge at www.prudential.co.uk/prudential-plc/media/media_library

7.	2014 Dividend
Ex-dividend date	26 March 2015 (UK, Ireland and Hong Kong) 25 March 2015 (Singapore)
Record date	27 March 2015
Payment of dividend	21 May 2015 (UK, Ireland and Hong Kong) On or about 28 May 2015 (Singapore) On or about 29 June 2015 (ADR holders)

8.	About Prudential plc
Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial service groups serving around 24 million customers and has £496 billion of assets under management (as at 31 December 2014). Prudential plc is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

9.	Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Summary 2014 financial performance

Financial highlights

Life APE new business sales (APE sales)
	Actual Exchange Rate			Constant Exchange Rate
	2014 £m	2013 £m	Change %	2013 £m	Change %

Asia	2,237	2,125	5	1,946	15
US	1,556	1,573	(1)	1,494	4
UK	857	725	18	725	18
Total Group	4,650	4,423	5	4,165	12

Life EEV new business profits and investment in new business
	Actual Exchange Rate						Constant Exchange Rate
	2014 £m		2013 £m		Change %		2013 £m		Change %
	New Business Profit1	Free surplus invested in new business	New Business Profit1	Free surplus invested in new business	New Business Profit1	Free surplus investment in new business	New Business Profit1	Free surplus investment in new business	New Business Profit1	Free surplus investment in new business
Asia	1,162	346	1,139	310	2	12	1,032	285	13	21
US	694	187	706	298	(2)	(37)	670	283	4	(34)
UK	270	73	237	29	14	152	237	29	14	152
Total Group	2,126	606	2,082	637	2	(5)	1,939	597	10	2

IFRS Profit

	Actual Exchange Rate			Constant Exchange Rate
	2014 £m	2013 £m	Change %	2013 £m	Change %
Operating profit before tax
Long-term business:
Asia2	1,050	1,001	5	905	16
US	1,431	1,243	15	1,181	21
UK	752	706	7	706	7
Long-term business operating profit2	3,233	2,950	10	2,792	16
UK general insurance commission	24	29	(17)	29	(17)
Asset management business:
M&G (including Prudential Capital)	488	441	11	441	11
Eastspring Investments	90	74	22	68	32
US	12	59	(80)	56	(79)
Other income and expenditure	(661)	(599)	(10)	(599)	(10)
Total operating profit based on longer-term investment returns before tax	3,186	2,954	8	2,787	14
Non-operating items	(572)	(1,319)	57	(1,255)	54
Profit before tax attributable to shareholders	2,614	1,635	60	1,532	71
Tax charge attributable to shareholders' returns	(398)	(289)	(38)	(262)	(52)
Profit for the year attributable to shareholders	2,216	1,346	65	1,270	74

Post-tax profit - EEV1

	Actual Exchange Rate			Constant Exchange Rate
	2014 £m	2013 £m	Change %	2013 £m	Change %
Post-tax operating profit
Long-term business:
Asia 2	1,900	1,891	-	1,704	12
US	1,528	1,526	-	1,449	5
UK	746	832	(10)	832	(10)
Long-term business post-tax operating profit2	4,174	4,249	(2)	3,985	5
UK general insurance commission	19	22	(14)	22	(14)
Asset management business:
M&G (including Prudential Capital)	386	346	12	346	12
Eastspring Investments	78	64	22	59	32
US	6	39	(85)	37	(84)
Other income and expenditure	(567)	(516)	(10)	(516)	(10)
Post-tax operating profit based on longer-term investment returns	4,096	4,204	(3)	3,933	4
Non-operating items	247	154	60	188	31
Post-tax profit attributable to shareholders	4,343	4,358	-	4,121	5

Basic earnings per share - based on operating profit after tax
	Actual Exchange Rate			Constant Exchange Rate
	2014 pence	2013 pence	Change %	2013 pence	Change %

IFRS	96.6	90.9	6	85.9	12
EEV	160.7	165.0	(3)	154.4	4

Underlying free surplus generated3
	Actual Exchange Rate						Constant Exchange Rate
	2014 £m		2013 £m		Change %		2013 £m		Change %

	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total

Asia	514	592	509	573	1	3	457	516	12	15
US	1,004	1,010	831	870	21	16	789	826	27	22
UK	572	591	651	673	(12)	(12)	651	673	(12)	(12)
M&G (incl. Prudential Capital)	-	386	-	346	-	12	-	346	-	12
Total Group	2,090	2,579	1,991	2,462	5	5	1,897	2,361	10	9

Cash remitted by the business units to the Group

	2014 £m	2013 £m	Change %
	Total	Total	Total
Asia	400	400	-
US	415	294	41
UK	325	355	(8)
M&G	285	235	21
Prudential Capital	57	57	-
Total Group	1,482	1,341	11

Cash and capital

	2014	2013	Change %
Dividend per share relating to the reporting period	36.93p	33.57p	10
Holding company cash and short-term investments	£1,480m	£2,230m	(34)
IGD capital surplus before final dividend4	£4.7bn	£5.1bn	(8)
Group economic capital ratio before final dividend5	218%	257%	(39)%

Group shareholders' funds (including goodwill attributable to shareholders)

	2014	2013	Change %
IFRS	£11.8bn	£9.7bn	22
EEV	£29.2bn	£24.9bn	17

	2014%	2013%
Return on IFRS shareholders' funds6	26	23
Return on embedded value 6	16	19

	2014	2013	Change %
EEV shareholders' funds per share (including goodwill attributable to shareholders)	1,136 p	971p	17
EEV shareholders' funds per share (excluding goodwill attributable to shareholders)	1,079 p	914p	18

Notes:
1 The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly 2013 results are shown on a comparable basis.
2 After Asia development costs.
3   Underlying free surplus generated comprises underlying free surplus generated from the Group's long-term business (net of investment in new business) and that generated from asset management operations. In addition, following its reclassification as held for sale during 2013, operating results exclude the result of the Japan Life insurance business.

4 Estimated.
5   The methodology and assumptions used in calculating the economic capital result are set out in note II (c) of Additional unaudited financial information. The economic capital ratio is based on outputs from the Group's Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We remain on track to submit our Solvency II internal model to the Prudential Regulation Authority for approval in 2015 but given the degree of uncertainty remaining these economic capital disclosures should not be interpreted as outputs from an approved internal model.

6 Operating profit after tax and non-controlling interests, as a percentage of opening shareholders' funds.

Group Chief Executive's Report

I am pleased to report that Prudential delivered a strong, broad-based performance in 2014.

Our core strategy of focusing on the three main opportunities available to us in Asia, the US and the UK - serving the protection and investment needs of the growing middle class in Asia, providing income in retirement to American baby boomers and meeting the financial needs of an ageing British population - is unchanged. It continues to serve us well. The execution of this strategy, driven by the operating principles set out in 2009, is central to the Group's continued success and reflects the dedication and quality of our people and their focus on meeting the distinct needs of our customers across the business. This has been one of the key factors enabling Prudential to outperform in the markets in which it competes, delivering value for our customers and sustainable returns for our shareholders.

Currency volatility

The last two years have seen significant fluctuations in the value of sterling against the local currencies in the US and in some of our key markets in Asia. This has been driven by ongoing speculation about the relative growth trajectories in the world's major economies, together with often divergent views on the timing, extent and effectiveness of government and central bank intervention. While sterling strengthened significantly in the second half of 2013, driven by expectations that a stronger recovery of the UK economy would lead to an earlier shift in UK monetary policy, the latter part of 2014 has seen a partial reversal of this movement as the relative outlook improved in other areas of the global economy, particularly in the US. However, the negative impact of sterling strength in late 2013 and early 2014 on the financial performance of our overseas businesses is recognised mainly in 2014, as we use average actual exchange rates to report our results in sterling.

In that context, it is important to note that the actual flows that we collect from our customers in Asia and the US are received in local currency. We believe that in periods of currency volatility, the most appropriate way to assess the actual performance of these businesses is to look at what they have achieved on a local currency basis, in other words in terms of the actual flows they have collected, rather than the translation of those flows into sterling. Therefore, in this section, every time we comment on the performance of our businesses, we focus on their performance measured in local currency (presented here by reference to percentage growth expressed at constant exchange rates) unless otherwise stated.

Group performance1

The Group delivered double-digit growth across our key metrics of IFRS operating profit, new business profit and cash with all four of our business units delivering good performance in challenging operating conditions.

Our Group IFRS operating profit based on longer-term investment returns increased by 14 per cent during the year to £3,186 million.

•      Asia life and asset management operating profit was up 17 per cent to £1,140 million. Our ability to proactively manage our diverse portfolio of businesses at the regional level has enabled us to partially offset the short-term headwinds experienced in a few of our key Asian markets. Strong external net inflows of £5.4 billion and positive market movements have driven operating profit and total funds under management to record levels at Eastspring, our Asia-based asset management business.

•      US life IFRS operating profit increased 21 per cent to £1,431 million. The strong variable annuity inflows we have been able to capture at attractive margins generate higher levels of fee income. This combined with favourable market movements increased the value of separate account assets, a key driver of our profits in the US.

•      UK life IFRS operating profit grew by 7 per cent to £752 million, benefiting from higher contributions from bulk annuities, which outweighed the impact of significantly lower sales of individual annuities following
        UK market reforms.

•      M&G delivered operating profit of £488 million2, an increase of 11 per cent, reflecting continued strong third-party net inflows combined with favourable market movements in the period, which together have increased M&G's external funds under management by £11.0 billion to a record £137.0 billion.

Net cash remittances from our businesses increased by 11 per cent to £1,482 million, driven by strong organic cash generation and supported by robust local capital positions. Cash remittances of £400 million from Asia were consistent with 2013, the US was up 41 per cent to a record of £415 million, the UK remitted cash of £325 million, as we have been increasing our level of investment in the business in response to the UK market reforms, while M&G (including Prudential Capital) delivered an increase of 17 per cent to a new high of £342 million. Such levels of cash generation are the bedrock of our financial strength. Underlying free surplus generation from our life and asset management businesses, a key indicator of cash production in these businesses, was 9 per cent higher at £2,579 million after reinvestment in new business. We deliberately run the Group to seek to generate organically significant amounts of cash in each of our businesses. The successful implementation of this approach gives us added strategic and financial flexibility, as illustrated by our ability to agree a new deal with Standard Chartered Bank in 2014.  The ability of the Group to generate both growth and cash remains a distinctive feature of Prudential in our industry.

New business profit3 was up 10 per cent to £2,126 million, driven in 2014 by a combination of higher volumes and pricing and product actions aimed at enhancing profitability. All three of our life businesses made strong contributions, with new business profits from Asia growing by 13 per cent to £1,162 million, the US delivering £694 million, up 4 per cent, and the UK reporting £270 million, up 14 per cent.

APE sales4 increased by 12 per cent to £4,650 million. In Asia, APE sales were 15 per cent higher at £2,237 million with APE sales from our 'sweet spot' markets5 continuing to be a strong driver of growth. In the US, APE sales were up 4 per cent at £1,556 million as we continued to proactively manage our sales of variable annuities with guarantees. We continue to diversify our product mix with sales of Elite Access, our innovative variable annuity without guarantees, increasing by 26 per cent and contributing to an increase in the proportion of variable annuities sold without living benefit guarantees to 34 per cent of total variable annuity sales. In the UK, APE sales grew by 18 per cent to £857 million, reflecting strong bulk annuity and investment bond volumes which offset the significant contraction of the retail annuity market that followed the Budget reform. M&G delivered net inflows of £7.1 billion (2013: £9.5 billion) as it continued to benefit from high levels of retail sales from Continental Europe, while Eastspring Investments, our Asia asset management business, delivered record third party net inflows of £5.4 billion (2013: £1.4 billion, on a constant exchange rate basis).

Our balance sheet continues to be defensively positioned and at the end of the period our IGD surplus6 was estimated at £4.7 billion, equating to coverage of 2.4 times.

We are continuing to make solid progress towards our 2017 objectives announced in December 2013 as for the Asia objectives, we have now passed four half-year reporting periods out of the ten half-year reporting periods of this programme.

	Reported actuals			Objectives*
Asia Objectives	2012 £m8	2013 £m	2014 £m	2017
Asia life and asset management IFRS operating profit	924	1,075	1,140	>£1,858 million**
Asia underlying free surplus generation7	484	573	592	£0.9 - £1.1 billion

Group Objective for cumulative period 1 January 2014 to 31 December 2017			Actual	Objective
			1 Jan 2014 to 31 Dec 2014	1 Jan 2014 to 31 Dec 2017
Cumulative Group underlying free surplus generation from 2014 onwards			£2.6 billion	> £10 billion

*  The objectives assume exchange rates at December 2013 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the existing EEV, IFRS and Free Surplus methodology at December 2013 will be applicable over the period.

** Asia life and asset management pre-tax IFRS operating profit to grow at a compound annual rate of at least 15 per cent over the period 2012-2017.

Our operating performance by business unit

Asia
Asia delivered excellent results across all metrics during 2014. IFRS operating profit of £1,140 million was up 17 per cent over 2013 (6 per cent on actual exchange rate basis) and free surplus generation increased 15 per cent to £592 million (3 per cent on actual exchange rate basis), reflecting our discipline and our focus on quality growth and value creation. Net cash remittances were £400 million, in line with 2013.

Our consistent delivery in Asia is underpinned by our focus on regular premium, protection-orientated solutions that genuinely address the long term financial needs of Asia's growing middle classes in the 'sweet spot' markets5 of South-East Asia and Hong Kong. Our strategy is to be strongly diversified in terms of geography, products and distribution in a world economy that is increasingly hard to predict. That diversification is at the heart of our ability to continue to perform well across a broad range of metrics as the breadth of our portfolio provides considerable resilience against the impacts of short-term market disturbances in individual countries, such as the elections and natural disasters experienced during 2014.

Our multi-channel distribution platform continues to play a key role in our strategy:

•      In the agency channel we continued to add to the existing scale of our platform during 2014 through recruitment. In parallel we also improved individual productivity, thanks to our investments in agency management technology and analytics.

•      Regarding our bank partnerships, we announced in the first quarter that we extended and expanded our long-established and market-leading partnership with Standard Chartered Bank for another 15 years to 2029, effective since July 2014. Encouragingly second-half APE sales via Standard Chartered Bank grew over 33 per cent compared to the same period in 2013, including a record month in December. The distribution channel mix remained in line with prior year with agency generating 61 per cent, bancassurance 32 per cent and other channels, mainly direct and telemarketing, 7 per cent.

In our product portfolio, the proportion of protection business has remained consistent with prior years at 28 per cent of APE sales.  Within the savings products, we have seen an increase in participating business, driven mainly by strong demand for our established with-profits products in Hong Kong. We continue to innovate with new benefits and features, with more than 25 per cent of APE sales in 2014 from products that were launched in the past two years.

While product innovations are important we are increasingly finding that customer service is a key differentiator in the marketplace, an evolution we welcome given the emphasis we have always placed on service and customer satisfaction. For example our pioneering PRUhospital Friend concierge service in Indonesia is now four years old and has been extended to 49 hospitals covering 15 cities. It handles over 50 per cent of all protection claims. In Singapore, PRUhealthcare assist is the first-to-market dedicated hotline, staffed by experts who help customers to decide what treatments to pursue and which hospitals to use. Across the region, our success in looking after our customers and anticipating their needs is demonstrated by our 'repeat sales' to our existing customers: more than 40 per cent of new business APE sales in 2014 were generated by existing customers and our customer retention rate was over 90 per cent, a very important indicator of quality for us. The incentives of our staff in Asia are well aligned with this philosophy of emphasising quality growth and customer satisfaction.

In 2014 we produced £1,162 million of new business profit, 13 per cent higher than 2013, reflecting our continued progress in Asia.

In Hong Kong, APE sales grew 39 per cent, driven mainly by increases in agency headcount as well as increases in productivity.  Hong Kong also directly benefited from significantly improved second-half sales following the renewal of the Standard Chartered Bank partnership. We have been working for a few years on increasing the proportion of protection sales in Hong Kong and this has paid off in 2014 contributing to a strong sales increase of 50 per cent. The Hong Kong branch of the Prudential Assurance Company was successfully domesticated with effect from 1 January 2014.

In Singapore, we continue to lead the market with our popular regular premium and PRUshield products. Agency APE sales grew by 16 per cent as a result of increases in manpower and productivity. Bancassurance sales volumes were impacted by the cessation of the Maybank partnership during 2014, although volumes increased from our successful partnerships with Standard Chartered Bank and United Overseas Bank ('UOB').

Indonesia had a challenging year, with exceptional flooding disrupting sales in the first quarter, and the transition to a new president impacting sentiment during the year. Although APE sales were down 4 per cent on prior year, the resilience of our business is demonstrated by our significant market outperformance, which has seen our market share increased to 24 per cent9 as other providers were more severely affected by these factors than we were. We remain very optimistic about the outlook for the Indonesian economy and we experienced an encouraging rebound in activity during December 2014, with APE sales 36 per cent higher than November, passing the 1 trillion Rupiah level for the first time.

In Malaysia, our decision to refocus our agency business on health and protection and to grow distribution by Bumiputra agents ('Bumi'), delivered an encouraging 17 per cent increase in agency activity. The overall increase in APE sales of 6 per cent during 2014 reflects structurally lower average case sizes in the Bumi channel, where we are determined to grow in the next phase of development of our strategy in the country. We deliberately de-emphasised sales of some top-up products that negatively impacted top line growth - an indicator which for us always comes second to growth in new business profit. Finally, fuel reforms and the prospect of the introduction of a new Goods and Services tax generated market uncertainty, which weighed on the economy and on our sector.

Thailand includes the first full year of operation of our exclusive bancassurance agreement with Thanachart Bank, which together with our other bancassurance partners, UOB and Standard Chartered Bank has driven a 36 per cent increase in APE sales. The transformation of our business in the Philippines is continuing, with a significant increase in agency activity. Reflecting this, regular premium sales were up 30 per cent on prior year and protection business increased by 36 per cent. Vietnam also had a good year, growing APE sales by 20 per cent on higher levels of agency activity.

Our joint venture with CITIC in China continues to perform well with APE sales increasing by 35 per cent, with progress in both the agency and bank channels. In India our joint venture with ICICI Bank remains the leader in the private sector with a market share of 10 per cent and post elections in May we have seen a significant increase in new business.

In Taiwan and Korea we remain selective in our participation and as a result we are content to experience fluctuations in new business volumes. Both businesses have generated higher IFRS operating profit in 2014.

In addition to running these established businesses, we continue to keep an eye on the future and are setting foundations for growth in new markets. Following the successful launch of our life business in Cambodia in 2013, we are now the market leader. We also opened a representative office in Myanmar during 2014 and recently received a licence for a representative office in Laos.

In 2014, Asia EEV life operating profit3 increased by 12 per cent to £1,900 million, largely as a result of the growth in new business profit and a 10 per cent increase in the contribution from the larger in-force book.

Eastspring Investments, our Asia asset management business, generated record third-party net inflows of £5.4 billion, 3.8 times higher than in 2013, with success in securing new equity flows, particularly from institutional clients, mitigating lower net inflows in fixed income. Including internal funds, total funds under management as at 31 December 2014 were a record £77.3 billion, up 28 per cent on the prior year as a result of net inflows and positive market movements. IFRS operating profit increased 32 per cent to £90 million, driven by the positive impact on revenue from higher levels of average assets under management.

US
Our US business delivered a strong performance in 2014, with total IFRS operating profit of £1,443 million, up 17 per cent (11 per cent on an actual exchange rate basis). Jackson's life IFRS operating profit grew 21 per cent (15 per cent on an actual exchange rate basis) to £1,431 million, driven primarily by increased fee income from higher levels of separate account assets. The growth in operating profit underpinned significant levels of capital generation in the period, enabling Jackson to remit a record £415 million of cash to the Group (2013: £294 million), while maintaining a healthy balance sheet. Jackson's Risk-Based Capital ratio at the end of 2014 was 456 per cent, compared to 450 per cent at the end of 2013.

During 2014, the US continued to see signs of an improving economy, with declining unemployment rates, evidence of recovery in the housing market and stronger GDP growth. The S&P 500 Index rose 11 per cent and the 10-year Treasury rate remained above the 2012 low levels, but declined significantly during the course of the year. Overall, the US competitive landscape has been more stable than in recent periods, as most annuity writers appear to have committed to a particular course of action for the near term. Variable annuity providers continue to modify their product offerings through reductions in fund availability and increased fees. In addition, an increasing number of investment-only variable annuity products have been launched, following the success of Elite Access, our variable annuity without living benefits.

Jackson achieved total retail APE sales of £1,491 million in 2014, an increase of 6 per cent compared to 2013. These sales were achieved while continuing to write new business at aggregate internal rates of return in excess of 20 per cent and with a payback period of one year. Including institutional sales, total APE sales increased 4 per cent to £1,556 million, driving new business profit3 growth of 4 per cent to £694 million.

Total variable annuity APE sales increased 10 per cent to £1,401 million in 2014. Within this, APE sales of Elite Access rose 26 per cent to £311 million. The economics of our variable annuity business continue to be very attractive. With the success of Elite Access, we continue to improve the diversification of our product mix, contributing to an increase in the share of non-living benefit variable annuity sales to a new high of 34 per cent of total variable annuity APE sales (2013: 31 per cent).

Jackson remains focused on proactively managing sales volumes of variable annuities with living benefits to match our annual risk appetite. Jackson's statutory separate account assets increased by 17 per cent, from £69.8 billion in 2013 to £81.7 billion in 2014 (up 24 per cent on an actual exchange rate basis), reflecting both positive net flows and the growth in the underlying market value of the separate account assets.

Fixed annuity APE sales of £53 million remained relatively flat compared to 2013, while fixed index annuity APE sales of £37 million decreased 57 per cent, primarily as a result of product changes implemented in late 2013 to ensure appropriate returns on shareholder capital.

EEV life operating profit3 was £1,528 million, up 5 per cent from 2013, reflecting growth in the scale of our in-force book, favourable experience variances, and higher new business profit. We continue to write business at overall new business margins close to post-crisis highs, demonstrating the positive effect of proactive product and pricing actions that have helped to mitigate the adverse impact of the low interest rate environment.

IFRS operating profit from non-life operations in the US decreased to £12 million (2013: £56 million), due to a Curian loss of £18 million that included a £38 million charge related primarily to the refund of certain fees by Curian.

Jackson's strategy is unchanged, serving the 77 million baby boomers as they enter retirement, while delivering operating earnings and cash. We continue to price new business on a conservative basis, targeting value over volume. Our hedging remains focused on optimising the economics of our exposures, therefore accepting a degree of volatility in our accounting results where they are not aligned with the underlying economics. Thanks to this approach, Jackson has been able to deliver significant profitable growth across the cycle, while maintaining a strong balance sheet. Since 1 January 2008, Jackson has remitted nearly US$2.6 billion of cash to the Group. Jackson's approach has successfully translated into value for customers and into profits and cash for shareholders, the metrics through which we ultimately measure the success of our strategy.

UK, Europe and Africa
Our UK business continues to focus on its core strengths of investment (with the with-profits offering as a core proposition) and retirement solutions. In 2014, Prudential UK delivered life IFRS operating profit of £752 million, up 7 per cent year-on-year, primarily as a result of higher sales of bulk annuities, partially offset by the impact of the contraction of the individual annuities market following market reforms. Cash remitted to the Group was £325 million, compared to £355 million in 2013 as we increased our investment in new business and upgraded our UK pre and post-retirement customer proposition.

The UK market continues to be heavily influenced by a high level of regulatory and legislative change. The significant reforms of the pensions industry announced by the UK Government, including removal of the requirement to purchase a pension annuity from April 2015, have resulted in an increasing proportion of customers deferring the decision to convert their pension savings into retirement income. The increased flexibility afforded by these reforms should ultimately help create an environment where more people are encouraged to save. The changes have also opened up opportunities for us to meet customer needs for alternative retirement solutions, including income drawdown. In December 2014 we launched a Flexible Drawdown product ahead of the introduction of the April 2015 pension reforms. This product will allow customers to access income drawdown without limits from April 2015, and is suited to customers who want more choice over how they use their retirement savings for income.

Retail sales growth across our range of investment products reflected the strength of our distribution capability, particularly our intermediary channel, as we responded to the challenges and opportunities created by the pension reforms. Sales in this segment, which includes onshore and offshore bonds, individual pensions and income drawdown, together delivered APE sales growth of 41 per cent. We will continue to develop our with-profits proposition, enhancing the range of investment choices available to policyholders and have recently made PruFund available in the Individual Savings Account market. The growth in our investment products was offset by a 49 per cent reduction in APE sales of  individual annuities, reflecting the market contraction since the UK Budget announcement. Despite this market disruption, overall retail APE sales of £686 million were 2 per cent lower than 2013 and increased by 3 per cent in the second half of the year compared with the same period in 2013. Retail new business profit was 23per cent lower at £165 million, largely due to the reduced sales of higher margin individual annuities.

Onshore bonds APE sales of £232 million increased by 32 per cent, reflecting the strength of our investment proposition. APE sales from with-profits bonds of £214 million were 34 per cent higher, due to continuing demand for our non-guaranteed bond. We expect significant ongoing demand for our with-profits bond, with customers attracted by the benefit of a smoothed return to help manage market volatility and a strong track record of investment growth.

APE sales from other retail products, including individual pensions, income drawdown and offshore bonds, increased by 44 per cent to £201 million. Offshore bond APE sales were 44 per cent higher, reflecting the growing popularity of our with-profits fund. Income drawdown APE sales grew by 133 per cent to £35 million and individual pensions APE sales increased by 44 per cent to £72 million, both driven by the strength of our with-profits PruFund offering, and by customers selecting more flexible retirement income solutions in anticipation of the pension reforms.

In total, PruFund assets under management increased 27 per cent to £11.6 billion in 2014.

Corporate pensions APE sales of £147 million were 15 per cent lower, mainly due to changes to public sector pension schemes. We remain the largest provider of Additional Voluntary Contribution plans within the public sector, where we provide schemes for 72 of the 99 public sector authorities in the UK (2013: 69 of the 99).

Prudential's continuing focus on the delivery of excellent customer service was recognised at the 2014 Financial Adviser Service Award where we received an outstanding achievement award for retaining our two 'Five Star' ratings in the Life & Pensions and Investment categories for the fourth year running.

In the wholesale market we wrote seven new bulk annuity deals in 2014 (2013: three), generating APE sales of £171 million (2013: £28 million) and new business profit3 of £105 million (2013: £24 million). Our approach to bulk transactions in the UK will continue to be one of selective participation, where we can bring both significant value to our customers and meet our shareholder return requirements. Through our longstanding presence in this segment of the life and pensions market, we have developed considerable longevity experience, operational scale and a good investment track record, which together represent expertise and capabilities that are increasingly in demand.

In Poland, our new life company, Prudential Polska conducted its second year of business in 2014, growing ahead of plan. Headquartered in Warsaw, the business now has 15 branches across the country and 712 financial planning consultants. Its success is evidence of our ability to build franchises in new territories, leveraging effectively in this case some of our Asian staff and skills.

EEV life operating profit3 of £746 million was 10 per cent lower than 2013, reflecting a non-recurring contribution of £98 million in 2013 from the reduction in the rate of UK corporation tax.

On 10 November 2014, Prudential Assurance Company Limited announced the sale of its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited for £155 million in cash, generating an IFRS profit on disposal of £86 million. This transaction enabled Prudential UK to realise its investment at attractive terms and creates strategic flexibility for future participation in the UK protection market.

During 2014, we completed the acquisition of Express Life in Ghana and Shield Assurance Company in Kenya, marking the Group's entry into the nascent African life insurance industry. We are positive about the long-term opportunities in Africa, where we see many of the favourable structural characteristics of our preferred Asian markets, although most sub-Saharan life insurance markets are in the very early stages of development and therefore are not likely to be material in the short term.

M&G
M&G is an investment-led business which has managed money on behalf of individual and institutional investors for more than 80 years. Its focus on producing superior long-term investment returns, coupled with well-established distribution in the UK and across Europe, has underpinned another strong set of financial results, with funds under management and profits both reaching new highs.

IFRS operating profit increased 13 per cent to £446 million in 2014, marking the fifth consecutive year of record profits. Over this period operating profit has grown by a compound annual growth rate of 16 per cent. While higher equity markets and buoyant bond markets have both contributed to improving profitability, strong net inflows of client assets since 2009, particularly in the retail market, have been a key driver of the increase in profit achieved by M&G. Reflecting this continued strong operating performance, M&G remitted £285 million of cash to Group in 2014, 21 per cent more than in 2013.

During 2014, the combination of continued net fund inflows and generally positive market movements increased M&G's total funds under management by 8 per cent to £264 billion at the end of the year. Within this, external funds under management grew by 9 per cent to £137 billion and now account for 52 per cent of M&G's total funds under management, compared with 40 per cent five years ago.

Within our retail business, we continue to make strong progress, with expansion of distribution in Continental Europe in recent years transforming the scale of funds under management and helping to diversify the business. Today, international clients account for 43 per cent of retail funds under management, compared with just 16 per cent five years ago, and M&G's retail funds are now registered in 22 jurisdictions. Net inflows across Continental Europe were at a record level of £8.1 billion in 2014, compared to £7.6 billion in 2013. This more than offset a net outflow of £1.7 billion in the UK (2013: net outflow of £0.7 billion). In the UK M&G achieved record net inflows into the M&G Property Portfolio fund, which directly invests across different property sectors such as retail, offices and industrial on behalf of its UK retail client base. The Property Portfolio fund finished 2014 with external funds under management of £3.0 billion, placing it as the largest retail property fund in the UK market.

M&G also continues to pursue business diversification by fund, with seven of its retail funds, representing all the major asset classes, achieving net inflows of at least £250 million during the year. One of these, the M&G Optimal Income Fund became the top10 selling European cross-border fund in 2014, based on annual net flows as of 31 December 2014.

At the end of 2014 retail funds under management were £74.3 billion, up 11 per cent from 2013 levels, driven by positive net inflows, which totalled £6.7 billion (2013: net inflows of £7.3 billion), including the contribution from our associate entity in South Africa.

A track record of innovation in the institutional market has enabled M&G to be at the forefront of a number of specialist fixed income markets, including leveraged finance and infrastructure investment. The consistency of institutional investment performance and its reputation for innovation earned M&G the prestigious 2014 Financial News Institutional Asset Management Awards for both fixed income and real estate for the second consecutive year.

Net institutional inflows were £401 million, compared with £2.1 billion in 2013. As expected, a number of segregated clients withdrew money from public debt funds as they reallocated scheme assets. There were also further planned redemptions from a large low-margin mandate. In general, outgoing assets have been replaced by flows into higher-margin products, helping to improve the profitability of the institutional business. M&G has in place a multi-billion pound pipeline of institutional commitments at the end of 2014 across a diverse range of investment strategies that has yet to be invested.

External institutional funds under management increased 7 per cent in 2014 to £62.7 billion.

The recent increase in headcount and investment in operational infrastructure required to preserve service quality as the scale of the business grows, has been more than matched by revenue growth in 2014. As a result the cost income ratio11 of 58 per cent in 2014 has improved slightly over the prior year (2013: 59 per cent).

M&G remains focused on producing superior long-term investment returns for clients, while continuing to diversify its business by geography and asset class and providing capital efficient profits and cash generation for the Group.

Capital and risk management
We continue to take a disciplined approach to capital management and have implemented a number of measures over the last few years to enable us to make our capital work both more efficiently and more effectively for the Group. Using the regulatory measures of the Insurance Groups Directive (IGD), our Group capital surplus position6 at 31 December 2014 was estimated at £4.7 billion (2013: £5.1 billion), after funding the fees payable for the new 15 year exclusive distribution agreement with Standard Chartered Bank. The IGD surplus is stated before allowing for the final dividend and is equivalent to a cover of 2.4 times.

In July 2013, Prudential plc was listed by the Financial Stability Board as one of nine companies to be designated as a Global Systemically Important Insurer (GSII). In July 2014 the International Association of Insurance Supervisors released a consultation paper on the Basic Capital Requirement, one of the two types of capital requirement proposed under the GSII framework. Prudential is monitoring the development and potential impact of the framework of policy measures and engaging closely with the Prudential Regulation Authority on the implication of this designation.

Solvency II is scheduled to come into effect on 1 January 2016 and our preparations are well advanced. While the Omnibus II Directive is now in place, there are still many areas which require further interpretation. We continue to work with the Prudential Regulation Authority on shaping the outcome to ensure that the practical details of Solvency II, including the final implementing measures, are both workable and effective.

On an economic capital basis12 our surplus at 31 December 2014 of £9.7 billion (2013: £11.3 billion) is equivalent to an economic capital ratio of 218 per cent (2013: 257 per cent). These results are based on outputs from our Solvency II internal model, which has not yet been approved by the Prudential Regulation Authority. The results assume US equivalence, place no restrictions on the economic value of overseas surplus, and incorporate a number of other working assumptions. Certain aspects of the methodology and assumptions underpinning these results will differ from those which are applied in obtaining final Solvency II Pillar I internal model approval. The eventual Solvency II Pillar I ratio,  therefore, remains uncertain and is expected to be lower than our economic capital ratio.

Dividend
The Board has decided to rebase the full year dividend upwards by 10 per cent, reflecting the 2014 financial performance of the Group. In line with this, the directors recommend a final dividend of 25.74 pence per share (2013: 23.84 pence), which brings the total dividend for the year to 36.93 pence (2013: 33.57 pence). This rebase has been made possible by the continued exceptionally strong performance of the Group.

Although the Board has been able to recommend such a rebase in 2014, the Group's dividend policy remains unchanged. The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Outlook
2014 was a successful year for the Group, where the strength and focus of our teams and of our businesses enabled us to deliver good financial and operational progress and maintain a robust capital position, despite a number of challenges both globally and locally.

It is clear that we are operating in a period of considerable change. 2015 has already seen a continuation of macroeconomic volatility, political upheaval and unexpected shifts in central bank positioning, with the uncertainty of election outcomes in many countries in Europe, including in the UK, still to come before the end of the year. As a result, investment markets generally remain cautious on the global outlook, reflected in further declines in long-term interest rates in most of the major economies in early 2015. The persistently low level of interest rates is a challenge for insurance companies, however in recent years we have positioned the Group through proactive actions on product mix, pricing and our balance sheet to mitigate the negative effects of the low interest rate environment and continue to grow our earnings. We have had the same strategy since 2009 and it has served us well. We continue to execute with discipline and purpose and we believe our strategy and operating principles enable us to deliver relative outperformance across the cycle, as evidenced during the financial crisis.

Asia, with its strong economic growth, young and growing population with savings and protection needs, and low levels of insurance penetration, continues to represent the most attractive opportunity in our industry today and therefore remains the primary focus of our profitable growth ambitions. Our established, growing multi-distribution platform puts us in a strong position to continue to capture profitably the opportunities available to us in Asia, while the breadth of our franchise, by geography, product and channel, provides us with the resilience that has allowed us to achieve relative outperformance through the cycle, even when individual countries presented short-term challenges. We will continue to invest in enhancing our agency and bancassurance distribution capabilities, to ensure our customers have effective advice-led access to our products. This was most recently evidenced by the renewal in 2014 of our pan regional relationship with Standard Chartered Bank for another 15 years. The strong underlying fundamentals of economic growth and increasing affluence in Asia, and the quality of our products, people and distribution, remain powerful drivers of our ability to generate profitable growth while delivering value for our customers.

In the US and the UK, we continue to utilise our established market position, distribution strength and distinctive products to ensure the delivery of earnings and cash, with strict allocation of capital to segments of the market that offer higher, capital efficient margins. The UK life insurance market has been subject to significant reform, the ramifications of which are still playing out, but which we believe will ultimately lead to greater customer demand for savings and retirement solutions and create new opportunities for Prudential UK and M&G to leverage their existing expertise.

We remain confident in our ability to produce profitable growth over the long term and to continue to create value for our customers and shareholders.

Notes:
1   The comparative results referenced above and elsewhere in this document have been prepared using constant exchange rates basis except where otherwise stated. Comparative results on an actual exchange rate basis are also shown in financial tables in the Chief Financial Officer's report on our 2014 financial performance.

2 Including Prudential Capital.
3 The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly 2013 results are shown on a comparable basis.
4 Annual Premium Equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.
5 'Sweet spot' markets are Indonesia, Singapore, Hong Kong, Malaysia, Philippines, Vietnam and Thailand.
6 Before allowing for final dividend.
7 Underlying free surplus generation comprises underlying free surplus released from long-term business (net of investment in new business) and that generated from asset management operations. The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the 2012 one-off gain of £51 million from the sale of the Group's holding in China Life Insurance Company of Taiwan.

8  Asia 2012 IFRS operating profit of £924 million is based on the retrospective application of new and amended accounting standards as at 31 December 2013, and excludes the 2012 one-off gain of £51 million from the sale of the
    Group's holding in China Life Insurance Company of Taiwan.

9 Based on AAJI statistics to 30 September 2014.
10 Source: Lipper FMI, FundFile as of 31 December 2014.
11 Excluding performance fees, carried interest and share of profits from associate entity, PPM South Africa.
12 The methodology and assumptions used in calculating the economic capital results are set out in note II (c) of Additional unaudited financial information. The economic capital ratio is based on outputs from the Group's
     Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We remain on track to submit our Solvency II internal model to the Prudential
     Regulation Authority for approval in 2015 but given the degree of uncertainty remaining these economic capital disclosures should not be interpreted as outputs from an approved internal model.

Chief Financial Officer's report on our 2014 financial performance

In 2014 Prudential delivered strong growth in IFRS operating profit and underlying free surplus generation, the two metrics that underpin our 2017 financial objectives. The Group's overall financial performance increasingly benefits from ongoing enhancements in the quality of our earnings - delivered through stronger growth in non-interest sensitive sources - and from improvements in the balance of profit and cash across different geographies, products and distribution channels. The resilience of our earnings during another year of market volatility and macro-economic uncertainty, is underpinned by our focus on business with high return fast payback characteristics and by our cautious approach to risk management. Prudential's balance sheet remains conservatively-positioned and the Group is strongly capitalised, with sufficient capital available to both fund new growth opportunities and absorb the effects of unexpected market shocks.

During 2014 the performance of the equity markets in the countries that we operate in has been broadly positive, with the US S&P 500 index up 11 per cent, while the UK FTSE 100 index and the MSCI Asia ex-Japan index were flat. Continued speculation on global growth prospects and the timing of key interest rate decisions has led to some volatility in long-term yields, with most markets experiencing a significant decline in 10-year bond yields during 2014, largely reversing the increases seen in 2013. As significant long-term holders of investment securities, insurance company results reflect the negative and positive fluctuations in the value of these assets. We include the impact of these short-term market movements outside the operating result, which is based on longer-term investment assumptions, on both the IFRS and the European Embedded Value ('EEV') reporting bases. In addition, we continue to take steps to protect ourselves from the downside risks to the Group's financial position associated with the guarantees that we offer to our customers and this also gives rise to short-term investment fluctuations, particularly on the IFRS reporting basis where the corresponding movement in the economic effects associated with these fluctuations is not recognised. Therefore, in the remainder of my report, my comments on the Group's operating performance exclude these short-term market driven effects.

In evaluating the 2014 financial performance of the Group, I have presented percentage growth rates before the impact of the pronounced fluctuations in the value of sterling against local currencies in the US and Asia, as this approach allows a more meaningful assessment of underlying performance trends. This is because our businesses in the US and Asia receive premiums and pay claims in local currencies and are, therefore, not exposed to any cross-currency trading effects. Growth rates based on actual exchange rates are also shown in the financial tables presented in this report. As the assets and liabilities of our overseas businesses are translated at period-end exchange rates, the effect of these currency movements has been fully incorporated within reported shareholders' equity as at 31 December 2014.

The key financial highlights of 2014 were:
• Group IFRS operating profit of £3,186 million, up 14 per cent

•      Group profit before tax attributable to shareholders on an IFRS basis increased to £2,614 million from £1,532 million in 2013, including the financial impact of short-term movements in investment values and other items reported outside the operating result

• Underlying free surplus generation9 (net of investment in new business) of £2,579 million, 9 per cent higher

•      On the European Embedded Value (EEV) basis of reporting performance, new business profit1 increased 10 per cent to £2,126 million, contributing to a 4 per cent increase in EEV operating profit1 to £4,096 million

• EEV basis shareholders' funds at 31 December 2014 increased to £29.2 billion, 17 per cent higher than the previous year-end on an actual exchange rate basis.

IFRS Profits
	Actual Exchange Rate			Constant Exchange Rate
	2014 £m	2013 £m	Change %	2013 £m	Change %
Operating profit before tax
Long-term business:
Asia2	1,050	1,001	5	905	16
US	1,431	1,243	15	1,181	21
UK	752	706	7	706	7
Long-term business operating profit2	3,233	2,950	10	2,792	16
UK general insurance commission	24	29	(17)	29	(17)
Asset management business:
M&G (including Prudential Capital)	488	441	11	441	11
Eastspring Investments	90	74	22	68	32
US	12	59	(80)	56	(79)
Other income and expenditure3	(661)	(599)	(10)	(599)	(10)
Total operating profit based on longer-term investment returns	3,186	2,954	8	2,787	14
Short-term fluctuations in investment returns:
Insurance operations	(461)	(1,083)	57	(1,036)	56
Other operations	(113)	(27)	(319)	(27)	(319)
	(574)	(1,110)	48	(1,063)	(46)
Other non-operating items3	2	(209)	(101)	(192)	(101)
Profit before tax attributable to shareholders	2,614	1,635	60	1,532	71
Tax charge attributable to shareholders' returns	(398)	(289)	(38)	(262)	(52)
Profit for the year attributable to shareholders	2,216	1,346	65	1,270	74

IFRS Earnings per share
	Actual Exchange Rate			Constant Exchange Rate
	2014 pence	2013 pence	Change %	2013 pence	Change %

Basic earnings per share based on operating profit after tax	96.6	90.9	6	85.9	12
Basic earnings per share based on total profit after tax	86.9	52.8	65	49.8	74

IFRS Operating Profit
Total IFRS operating profit increased by 14 per cent in 2014 to £3,186 million. The improvement in profitability was broad-based, with all four of our business operations in Asia, the US, UK life and M&G reporting higher operating profit.

•      Asia total operating profit of £1,140 million was 17 per cent higher than the previous year, (6 per cent on an actual exchange rate basis), with strong growth in both life insurance and Eastspring Investments, our Asia-
         based asset management business

•      US total operating profit at £1,443 million increased by 17 per cent (11 per cent on an actual exchange rate basis), driven by higher fee income from growth in separate account assets held by the life operations

• UK total operating profit was 6 per cent higher at £776 million, reflecting higher contributions from bulk annuity transactions
• M&G operating profit (excluding Prudential Capital) was 13 per cent higher at £446 million, benefiting from continued growth in assets managed.

Life insurance operations: Taken together, IFRS operating profit from our life insurance operations in Asia, the US and the UK increased 16 per cent to £3,233 million. This increase reflects the growth in the scale of these operations, driven primarily by positive business inflows. We track the progress that we make in growing our life insurance business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each year these liabilities increase as we collect premiums and decrease as we pay claims and policies mature. The overall scale of these policyholder liabilities is relevant in evaluating our profit potential, in that it reflects, for example, our ability to earn fees on the unit-linked element and it sizes the risk that we carry on the insurance element, for which Prudential needs to be rewarded.

Shareholder-backed policyholder liabilities and net liability flows4

	2014 £m				2013 £m
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2014	Net liability flows5	Market and other movements	At 31 December 2014	At 1 January 2013	Net liability flows5	Market and other movements*	At 31 December 2013
Asia	21,931	1,937	2,542	26,410	21,213	2,349	(1,631)	21,931
US	107,411	8,263	11,072	126,746	92,261	9,635	5,515	107,411
UK	50,779	(610)	4,840	55,009	49,505	(1,038)	2,312	50,779
Total Group	180,121	9,590	18,454	208,165	162,979	10,946	6,196	180,121
*including reduction of £1,026 million following reclassification of Japan as held for sale

Focusing on the business supported by shareholder capital, which generates the majority of the life profits, in the course of 2014 policyholder liabilities increased from £180.1 billion at the start of the year to £208.2 billion at 31 December 2014. The consistent addition of high-quality profitable new business and proactive management of the existing in-force portfolio underpins this increase, resulting in positive net flows5 into policyholder liabilities of £9.6 billion in 2014 driven by our US and Asia businesses. Net flows into our Jackson business in the US were £8.3 billion in 2014, reflecting continued success in attracting new variable annuity business. Net flows into Asia continue to be positive at £1.9 billion, representing the increased levels of new regular premium business added this year, offset by higher levels of maturities of products reaching their term. Positive foreign currency translation effects together with favourable investment market and other movements have contributed a further £18.5 billion to the increase in policyholder liabilities since the start of the year.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver6
	Actual Exchange Rate						Constant Exchange Rate
	2014 £m			2013 £m			2013 £m

	Operating profit	Average liability	Margin	Operating profit	Average liability	Margin	Operating profit	Average liability	Margin
			bps			bps			bps
Spread income	1,131	67,252	168	1,073	64,312	167	1,029	62,909	164
Fee income	1,618	110,955	146	1,391	96,337	144	1,318	93,339	141
With-profits	298	101,290	29	298	97,393	31	295	97,374	30
Insurance margin	1,441			1,356			1,264
Margin on revenues	1,721			1,749			1,600
Acquisition costs*	(2,014)	4,650	(43)%	(2,039)	4,423	(46)%	(1,899)	4,165	(46)%
Administration expenses	(1,454)	186,049	(78)	(1,428)	169,158	(84)	(1,338)	164,362	(81)
DAC adjustments	277			334			315
Expected return on shareholder assets	215			216			208
Operating profit based on longer-term investment returns	3,233			2,950			2,792
*The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.

In 2014, alongside growing our overall level of life operating profit we continued to focus on improving its quality. We achieved this by maintaining our bias for sources of income such as insurance margin and fee income, ahead of spread income: insurance margin because it is relatively insensitive to the equity and interest rate cycle, and fee income because it is capital-efficient. Our strategic emphasis on growing our offering of risk products such as health and protection, drove insurance margin 14 per cent higher (6 per cent on an actual exchange rate basis), while fee income was up 23 per cent (16 per cent on an actual exchange rate basis) primarily reflecting the growth in the level of assets that we manage on behalf of our customers. In contrast, the contribution to our profits from spread income increased at a more subdued rate of 10 per cent (5 per cent on an actual exchange rate basis). The fact that insurance margin and fee income generated a higher and growing proportion of our income represents a healthy evolution in the quality, resilience and balance of our earnings. Our share of returns from with-profits operations was in line with 2013, providing a stable and reliable source of income for both shareholders and customers invested in these funds.

The costs we have incurred in writing new business and in administering the in-force life businesses also increased but at a more modest rate than total income, highlighting the advantages of increased scale as we build out our business, while maintaining control of costs.

IFRS operating profit from our portfolio of life insurance operations in Asia was up 16 per cent to £1,050 million, driven by the increasing scale of the in-force business and our regular premium health and protection oriented product focus. Indonesia IFRS operating profit, our largest market on this measure, was up by 27 per cent to £309 million, reflecting growth in insurance and fee income following the high level of protection and savings product sales in recent years. We are also encouraged to see further progress among our smaller, fast-growing businesses in South-east Asia, with Thailand, the Philippines and Vietnam now accounting for 15 per cent of Asia's life operating profit compared to just 5 per cent only 2 years ago.

In the US,  life IFRS operating profit increased by 21 per cent to £1,431 million, primarily as a result of a 26 per cent increase in fee income, which is now Jackson's main source of income. The uplift in fee income reflects the growth in average separate account assets from £57.1 billion in 2013 to £72.5 billion in 2014, equating to an increase of 27 per cent on a constant exchange rate basis, driven by variable annuity net premium inflows and appreciation in US equity markets. The contribution from insurance margin has also increased by 20 per cent, as we continue to realise the benefits of the REALIC acquisition. We remain focused on improving the balance of Jackson's profits and diversifying its sources of earnings and we are pleased with the growing contribution to sales of Elite Access, our variable annuity product without living benefits.

UK life IFRS operating profit was 7 per cent higher than 2013 at £752 million (2013: £706 million), principally due to a £105 million profit contribution from bulk annuity transactions (2013: £25 million), the result of our selective approach of only writing this business on attractive returns. The UK market reforms announced in March 2014 triggered a dramatic market-wide decline in sales of individual annuities. Our UK life business was similarly affected and experienced a £53 million decline in profit from new retail annuity sales (from £110 million in 2013 to £57 million in 2014). Life IFRS operating profit includes a contribution of £23 million from our 25 per cent share of the PruHealth and PruProtect businesses which we disposed in November 2014.

Asset management net inflows and external funds under management 7

	External net inflows					External funds under management
	Actual Exchange Rate			Constant Exchange Rate		Actual Exchange Rate
	2014 £m	2013 £m	Change %	2013 £m	Change %	2014 £m	2013 £m	Change %

M&G
Retail	6,686	7,342	(9)	7,342	(9)	74,289	67,202	11
Institutional	401	2,148	(81)	2,148	(81)	62,758	58,787	7
M&G	7,087	9,490	(25)	9,490	(25)	137,047	125,989	9
Eastspring8	5,430	1,575	245	1,439	277	25,333	17,927	41
Total asset management	12,517	11,065	13	10,929	15	162,380	143,916	13

Total asset management (including MMF)	12,526	11,587	8	11,409	10	167,180	148,212	13

Asset management: Our asset management businesses in the UK and Asia collectively contributed IFRS operating profit of £578 million, up 14 per cent on 2013. Similar to the trend observed in our life operations, growth in asset management operating profit primarily reflects the increased scale of these businesses, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations. Net inflows from external parties into these funds, excluding Money Market Funds (MMF), were £12.5 billion in 2014 (2013: £10.9 billion on a constant exchange rate basis) and helped drive external retail and institutional funds under management (excluding MMF) to £162.4 billion at 31 December 2014 compared to £143.9 billion at 31 December 2013.

M&G's IFRS operating profit increased 13 per cent to £446 million (2013: £395 million), reflecting a 12 per cent rise in underlying profit to £400 million (2013: £358 million), higher performance-related fees at £33 million (2013: £25 million) and £13 million from earnings from associates (2013: £12 million). The increase in underlying profit was principally driven by higher average levels of funds under management, following a period of strong net inflows and positive market movements. The increasing proportion of higher-margin external retail business improved M&G's average fee income to 38 basis points (2013: 37 basis points). Higher income more than matched the rise in operating costs driven by increased headcount and infrastructure investment. Reflecting this, the underlying cost income ratio, which excludes revenue from performance-related payments and earnings from associates, improved to 58 per cent (2013: 59 per cent).

Our Asia asset management business, Eastspring Investments, has also benefited from growth in funds under management, with IFRS operating profit of £90 million up 32 per cent. In the US, our asset management businesses, PPM America and Curian, together with our broker-dealer network, National Planning Holdings, collectively generated IFRS operating profit of £12 million (2013: profit of £56 million on a constant exchange rate basis) after a £38 million charge which related primarily to the refund of certain fees by Curian.

IFRS short-term fluctuations
IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns. In 2014 the total short-term fluctuations in investment returns relating to the life operations were negative £461 million, comprising positive £178 million for Asia, negative £1,103 million in the US and positive £464 million in the UK.

In Asia, the positive short-term fluctuations of £178 million primarily reflect net unrealised gains on fixed income securities following falls in bond yields across the region during the year.

Negative short-term fluctuations of £1,103 million in the US mainly reflected the net value movement on the guarantees offered by Jackson and the associated derivatives held to manage market exposures. Under IFRS accounting the movement in the valuation of derivatives, which are fair valued, is asymmetrical to the movement in the guarantee liabilities, which are not fair valued in all cases. The rise in equity markets in 2014 generated negative value movements on the equity derivatives that are held to mitigate against the downside risk of a decline in equity markets. Due to IFRS accounting practice, the corresponding offset in the valuation of obligations to customers is not fully recognised leading to a negative overall movement within IFRS profits. Declining interest rates and unfavourable movements in implied volatility also led to net negative value movements, due to similar accounting asymmetries. Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and therefore accepts variability in the accounting results. Viewed through the local regulatory risk based capital lens, the hedge programme was essentially breakeven on this basis, as movements in hedge assets and guarantee reserves broadly offset. As a result, Jackson's regulatory risk-based capital ratio was broadly unchanged at 456 per cent at the end of 2014 (31 December 2013: 450 per cent).

The positive short-term fluctuations of £464 million in the UK include net unrealised gains on fixed income assets supporting the capital of the shareholder-backed annuity business.

IFRS effective tax rates
In 2014, the effective tax rate on IFRS operating profit based on longer-term investment returns was 23 per cent, in line with the 22 per cent equivalent rate in 2013.

The 2014 effective tax rate on the total IFRS profit was 15 per cent (2013: 18 per cent), reflecting corporate tax rate reductions in certain jurisdictions and a change in the overall geographic mix of profit which is subject to different tax rates.

Total tax contribution
The Group continues to make significant tax contributions in the countries in which it operates, with £2,237 million remitted to tax authorities in 2014. This was higher than the equivalent amount of £1,797 million in 2013, reflecting increased profits and the non-recurrence of the 2013 tax refunds for previous overpaid taxes.

	2014 £m				2013 £m
	Corporation taxes	Other taxes	Taxes collected	Total	Corporation taxes	Other taxes	Taxes collected	Total
Taxes paid in:
Asia	199	52	87	338	148	48	123	319
US	205	35	375	615	(58)	35	315	292
UK	314	202	759	1,275	327	152	702	1,181
Other	3	4	2	9	1	1	3	5
Total tax paid	721	293	1,223	2,237	418	236	1,143	1,797

Corporation taxes include amounts paid on taxable profits which, in certain countries such as the UK, include policyholder investment returns on certain life insurance products. Other taxes include property taxes, withholding taxes, employer payroll taxes and irrecoverable indirect taxes. Taxes collected are other taxes that Prudential remits to tax authorities which it is obliged to collect from employees, customers and third parties which include sales taxes, employee and annuitant payroll taxes.

Free surplus generation
Free surplus generation is the financial metric we use to measure the internal cash generation of our business operations. For life insurance operations it represents amounts maturing from the in-force business during the year, net of amounts reinvested in writing new business. For asset management it equates to post-tax IFRS profit for the year. In 2014 underlying free surplus generation, after investment in new business, increased by 9 per cent to £2,579 million.

Free surplus generation
	Actual Exchange Rate			Constant Exchange Rate
	2014 £m	2013 £m	Change %	2013 £m	Change %

Free surplus generation9
Asia	938	883	6	801	17
US	1,197	1,168	2	1,109	8
UK	664	702	(5)	702	(5)
M&G (incl. Prudential Capital)	386	346	12	346	12
Underlying free surplus generated from in-force life business and asset management	3,185	3,099	3	2,958	8
Investment in new business	(606)	(637)	5	(597)	(2)
Underlying free surplus generated	2,579	2,462	5	2,361	9
Market related movements, timing differences and other movements	(6)	(807)
Net cash remitted by business units	(1,482)	(1,341)
Total movement in free surplus	1,091	314
Free surplus at 1 January	4,003	3,689
Effect of domestication of Hong Kong branch	(35)	-
Free surplus at end of year	5,059	4,003

The increase in free surplus generated by our life insurance businesses reflects our growing scale and the highly capital generative nature of our business model. We drive this metric by targeting markets and products that have low-strain, high-return and fast payback profiles and by delivering both good service and value to improve customer retention. Our ability to generate both growth and cash is a distinctive feature of Prudential in our industry. In line with this approach, Asia and the US reported strong increases in free surplus generation. In the UK, a higher underlying contribution from the in-force portfolio was masked by the non-recurrence of a positive assumption change in 2013. The closing value of free surplus in our life and asset management operations increased to £5,059 million at 31 December 2014 (31 December 2013: £4,003 million, on an actual exchange rate basis), after financing reinvestment in new business and funding cash remittances from the business units to Group.

We invested £606 million of the free surplus generated during the year in writing new business (2013: £597 million on a constant exchange rate basis) equivalent to a re-investment rate10 of 19 per cent, which is in line with recent periods. Asia remained the primary destination of our new business investment, given the superior profitable growth opportunities available in that region. In the US, new business investment decreased despite higher new business volumes, mainly due to proactive actions to reduce commissions and changes in product mix. New business investment in the UK increased to £73 million (2013: £29 million), reflecting changes to business mix, in particular the higher level of bulk annuity business written in 2014.

The internal rates of return achieved on new business remain attractive at over 20 per cent across all three business operations and the average payback period11 for business written in 2014 was three years for Asia, one year for the US and four years for the UK.

We continue to manage cashflows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of capital in business opportunities.

Holding company cash12
	Actual Exchange Rate
	2014 £m	2013 £m	Change
			%
Net cash remitted by business units:
Asia	400	400	-
US	415	294	41
UK	325	355	(8)
M&G	285	235	21
Prudential Capital	57	57	-
Net cash remitted by business units	1,482	1,341	11

Holding company cash at 31 December	1,480	2,230

Cash remitted by the business units to the corporate centre in 2014 increased by 11 per cent to £1,482 million with significant contributions from each of our four major business units. The higher overall total in 2014 has been driven by growth in the remittance from the US to a record £415 million (2013: £294 million), reflecting both the strong capital generation of Jackson's life business in the year and its effective approach to risk management. Notwithstanding the depreciation of many Asian currencies against sterling, net remittances from these operations proved resilient at £400 million. As announced earlier in the year, regulatory developments in the UK require us to increase the level of investment in new business and in upgrading our UK pre and post-retirement customer proposition. This investment will temper remittances in the short term from our UK life business. M&G increased its remittance to £285 million, reflecting underlying earnings growth.

Cash remitted to the Group in 2014 was used to meet central costs of £353 million (2013: £315 million), pay dividends of £895 million (2013: £781 million) and repay £445 million (US$750 million) of 11.75 per cent perpetual subordinated debt. In addition, £503 million (US$850 million) of central cash was used to finance the initial upfront payment for the renewal of the distribution agreement with Standard Chartered Bank. Reflecting these movements in the year, total holding company cash at the end of 2014 was £1,480 million compared to £2,230 million at the end of 2013.

EEV Profits1
	Actual Exchange Rate			Constant Exchange Rate
	2014 £m	2013 £m1	Change %	2013 £m1	Change %
Post-tax operating profit
Long-term business:
Asia2	1,900	1,891	-	1,704	12
US	1,528	1,526	-	1,449	5
UK	746	832	(10)	832	(10)
Long-term business operating profit2	4,174	4,249	(2)	3,985	5
UK general insurance commission	19	22	(14)	22	(14)
Asset management business:
M&G (including Prudential Capital)	386	346	12	346	12
Eastspring Investments	78	64	22	59	32
US	6	39	(85)	37	(84)
Other income and expenditure13	(567)	(516)	(10)	(516)	(10)
Post-tax operating profit based on longer-term investment returns	4,096	4,204	(3)	3,933	4
Short-term fluctuations in investment returns:
Insurance operations	856	(560)	253	(525)	263
Other operations	(93)	(4)	-	(4)	-
	763	(564)	235	(529)	244
Effect of changes in economic assumptions	(369)	629	(159)	623	(159)
Other non-operating items13	(147)	89	(265)	94	(256)
Profit attributable to shareholders	4,343	4,358	-	4,121	5

Earnings per share
	Actual Exchange Rate			Constant Exchange Rate
	2014 pence	2013 pence	Change %	2013 pence	Change %

Basic earnings per share based on post-tax operating profit	160.7	165.0	(3)	154.4	4
Basic earnings per share based on post-tax total profit	170.4	171.0	-	161.7	5

EEV Operating Profit1
On an EEV basis, Group post-tax operating profit based on longer-term investment returns was 4 per cent higher (negative 3 per cent on an actual exchange rate basis) at £4,096 million in 2014. The increase is primarily due to higher new business profit from the Group's life businesses, which increased by 10 per cent to £2,126 million. Contributions from both new business and from our in-force portfolio were negatively impacted by the fall in long-term interest rates over 2014. If long-term interest rates at the end of 2014 had remained at the same levels as those at the start of the year, new business profit and EEV operating profit would have increased year-on-year by 14 per cent and 11 per cent respectively (on a constant exchange rate basis).

In Asia, EEV life operating profit was up 12 per cent to £1,900 million2, with in-force profit up 10 per cent to £738 million2, benefitting from increased scale across all of our operations. Asia new business profit was 13 per cent higher at £1,162 million, reflecting volume growth from the continued build out of our distribution platform, as well as management actions to improve product mix, geographic mix and pricing. The increase in new business profit continues to be driven by our seven 'sweet spot' markets14 of South-east Asia including Hong Kong, which increased their combined contribution by 16 per cent, despite a broadly unchanged result from Indonesia.

Jackson's EEV life operating profit increased by 5 per cent to £1,528 million, driven by growth in the scale of our in-force book and higher new business profit. In-force profit increased by 7 per cent compared to the prior year, reflecting higher unwind from the larger book of existing business and an increased contribution from spread, persistency and mortality experience profits, the result of our disciplined approach to the way we manage and reserve for the risks of this business. US new business profit was up 4 per cent to £694 million, consistent with the 4 per cent increase in sales volume. Jackson's ongoing product and pricing actions have mitigated the adverse impact on new business profit of the 88 basis points reduction in 10-year Treasury yields since the end of 2013.

In the UK, EEV life operating profit fell by 10 per cent to £746 million. The decline is mainly due to the non-recurrence of a £98 million positive assumption change in 2013, representing the beneficial effect arising from the reduction in UK corporation tax rates. New business profit increased 14 per cent to £270 million (2013: £237 million), reflecting a contribution of £105 million from seven bulk annuity transactions in 2014 (2013: three, £24 million). In UK retail, new business profit was 23 per cent lower at £165 million (2013: £213 million), due to decline in sales of individual annuities which typically attract higher margins.

EEV non-operating result1
EEV operating profit is based on longer-term investment returns and excludes the effect of short-term volatility arising from market movements and the effect of changes from economic assumptions. These items are captured in non-operating profit which increased the 2014 results by a net £247 million (2013: net increase of £154 million on an actual exchange rate basis).

EEV short-term fluctuations1
Short-term fluctuations in investment returns reflect the element of non-operating profit which relates to the difference between the actual investment returns achieved and those assumed in arriving at the reported operating profit.

Short-term fluctuations in investment returns for life operations of positive £856 million include positive £439 million for Asia, negative £166 million for our US operations and positive £583 million in the UK.

In Asia and the UK, positive short-term fluctuations principally reflect unrealised movements on bond holdings in the year. In the US, the variance represents the favourable impact of market movements on the expected level of future fee income from variable annuity separate accounts balances, offset by the net value movements on derivatives held to manage the Group's equity and interest rates exposure.

Effect of changes in economic assumptions1
The reduction in long-term yields since the end of 2013 has an adverse impact on the overall level of future earnings that we expect to generate from our existing book of business. Once this and other changes in investment market conditions are factored into the EEV calculations they give rise to a negative movement of £369 million in 2014 (2013: positive £629 million on an actual exchange rate basis) partly offsetting the overall positive short-term fluctuations reported in the year.

Capital position, financing and liquidity
Capital position

We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. At 31 December 2014 our Insurance Groups Directive surplus is estimated at £4.7 billion before deducting the 2014 final dividend, equivalent to a solvency cover of 2.4 times.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. Jackson's Risk-Based Capital ratio at the end of 2014 was 456 per cent, having remitted £415 million to Group earlier in the year, which underlines our disciplined approach to managing the balance between volume, value, risk and cash in this business. We experienced no default losses and reported modest levels of impairments across our fixed income securities portfolios. Notwithstanding, we have retained our cautious stance on credit risk and have maintained our £2.2 billion credit default reserves in our UK annuity operations. Further information on our capital and solvency position is provided in the Group Chief Risk Officer's report.

Solvency II is scheduled to come into effect on 1 January 2016. Along with the full year 2013 results, we published for the first time the Group's end-2013 economic capital position. At 31 December 2014, our economic capital15 surplus was £9.7 billion (2013: £11.3 billion), which is equivalent to an economic capital ratio of 218 per cent (2013: ratio of 257 per cent).

The methodology underpinning this measure is highly sensitive to market movements. Economic capital generated from new and in-force business of £1.8 billion, was offset by the negative market effects of £0.9 billion, reflecting the sharp decline in UK interest rates and by the payment of £0.9 billion of dividends to shareholders. Corporate actions during 2014 comprising new distribution agreements, debt repayment, domestication of the Hong Kong branch, impact of disposals and foreign exchange utilised a combined £1.3 billion of economic capital. Model refinements accounted for the remaining year-on-year movement.

These results are based on outputs from our Solvency II internal model, which has not yet been approved by the Prudential Regulation Authority. The results assume US equivalence, place no restrictions on the economic value of overseas surplus, and incorporate a number of other working assumptions. Certain aspects of the methodology and assumptions underpinning these results will differ from those which are applied in obtaining final Solvency II internal model approval. The eventual Solvency II Pillar I ratio therefore, remains uncertain and is expected to be lower than our economic capital ratio.

Financing and liquidity

Shareholders' net core structural borrowings and ratings	2014 £m			2013 £m
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
Shareholders' borrowings in holding company	3,869	579	4,448	4,211	392	4,603
Prudential Capital	275	-	275	275	-	275
Jackson surplus notes	160	42	202	150	38	188
Total	4,304	621	4,925	4,636	430	5,066
Less: Holding company cash and short-term investments	(1,480)	-	(1,480)	(2,230)	-	(2,230)
Net core structural borrowings of shareholder-financed operations	2,824	621	3,445	2,406	430	2,836

Our financing and liquidity position remained strong throughout the period. Our central cash resources amounted to £1.5 billion at 31 December 2014, compared with £2.2 billion at the end of 2013, and we currently retain a further £2.6 billion of untapped committed liquidity facilities.

On an IFRS basis the Group's core structural borrowings at 31 December 2014 were £4,304 million (31 December 2013: £4,636 million on an actual exchange rate basis) and comprised £3,869 million (31 December 2013: £4,211 million on an actual exchange rate basis) of debt held by the holding company, and £435 million (31 December 2013: £425 million on an actual exchange rate basis) of debt held by the Group's subsidiaries, Prudential Capital and Jackson. The Group redeemed US$750 million of 11.75 per cent perpetual subordinated capital securities during the year.

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the money markets and has in place an unlimited global commercial paper programme. As at 31 December 2014, we had issued commercial paper under this programme totalling £236 million, US$2,305 million, €75 million and AU$10 million to finance non-core borrowings.

Prudential's holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities, provided by 19 major international banks, expiring in 2018 and 2019. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2014. The medium-term note programme, the SEC registered US shelf programme, the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company and are intended to maintain a strong and flexible funding capacity.

Prudential manages the Group's core debt within a target level consistent with its current debt ratings. At 31 December 2014, the gearing ratio (debt, net of cash and short-term investments, as a proportion of IFRS shareholders' funds plus net debt) was 19 per cent, compared to 20 per cent at 31 December 2013. Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential plc's long-term senior debt is rated A+, A2 and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively. All ratings on Prudential and its subsidiaries are on stable outlook except PAC, which was placed on negative outlook by Moody's in April 2014 following the UK market reforms announced in the March 2014 UK Budget.

The financial strength of PAC is rated AA by Standard & Poor's, Aa2 by Moody's and AA by Fitch.

Jackson National Life Insurance Company's financial strength is rated AA by Standard & Poor's, A1 by Moody's and AA by Fitch.

Prudential Assurance Co. Singapore (Pte) Ltd.'s (Prudential Singapore) financial strength is rated AA by Standard & Poor's.

Shareholders' Funds
	IFRS		EEV
	2014 £m	2013 £m	2014 £m	2013 £m

Profit after tax for the year	2,216	1,346	4,343	4,358
Exchange movements, net of related tax	220	(255)	737	(1,077)
Unrealised gains and losses on Jackson fixed income securities classified as available for sale16	565	(1,034)	-	-
Dividends	(895)	(781)	(895)	(781)
Other	55	15	131	(87)
Net increase (decrease) in shareholders' funds	2,161	(709)	4,316	2,413
Shareholders' funds at beginning of the year	9,650	10,359	24,856	22,443
Effect of domestication of Hong Kong branch	-	-	(11)	-
Shareholders' funds at end of the year	11,811	9,650	29,161	24,856
Shareholders' value per share	460p	377p	1,136p	971p
Return on Shareholders' funds17	26%	23%	16%	19%

In the second half of 2014 the US dollar appreciated strongly relative to sterling reflecting market expectations of a sustained recovery in the US. With approximately 36 per cent of the Group's IFRS net assets (52 per cent of EEV net assets) denominated in US dollars (or currencies that are either pegged or managed by reference to US dollars), this generated a positive foreign exchange movement on net assets in the year. In addition, the reduction in US 10-year treasury rates, produced unrealised gains on fixed income securities held by Jackson that are accounted on an amortised cost basis under IFRS.

Taking these non-operating movements into account, the Group's IFRS shareholders' funds at 31 December 2014 increased by 22 per cent to £11.8 billion (31 December 2013: £9.6 billion on an actual exchange rate basis).

The Group's EEV shareholders' funds also increased by 17 per cent to £29.2 billion (31 December 2013: £24.9 billion on an actual exchange rate basis). On a per share basis the Group's embedded value at 31 December 2014 stood at 1,136 pence, up from 971 pence at 31 December 2013.

Corporate transactions

Bancassurance partnership with Standard Chartered PLC
On 12 March 2014 the Group announced that it had entered into an agreement expanding the term and geographic scope of its strategic pan-Asian bancassurance partnership with Standard Chartered PLC. Under the new 15-year agreement, which commenced on 1 July 2014, a wide range of Prudential life insurance products are exclusively distributed through Standard Chartered branches in nine markets-Hong Kong, Singapore, Indonesia, Thailand, Malaysia, the Philippines, Vietnam, India and Taiwan-subject to applicable regulations in each country. In China and South Korea, Standard Chartered Bank distributes Prudential's life insurance products on a preferred basis. Prudential and Standard Chartered Bank have also agreed to explore additional opportunities to collaborate in due course elsewhere in Asia and in Africa, subject to existing exclusivity arrangements and regulatory restrictions.

As part of this transaction Prudential agreed to pay Standard Chartered Bank an initial fee of US$1.25 billion which is not dependent on future sales volumes. Of this total, US$850 million was settled in the first half of 2014. The remainder will be paid in two equal instalments of US$200 million each in April 2015 and April 2016.

Sale of PruHealth and PruProtect
On 10 November 2014, Prudential Assurance Company Limited completed the sale of its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited for £155 million in cash. This resulted in an IFRS profit of £86 million and EEV gain of £44 million, both of which have been included in non-operating profit.

Domestication of Hong Kong Branch
On 1 January 2014, the Group completed the process of domestication of the Hong Kong branch of The Prudential Assurance Company Limited. The branch was transferred on 1 January 2014 to two new Hong Kong - incorporated Prudential companies, one providing life insurance and the other providing general insurance - Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited. On the Prudential Regulation Authority's pillar 1 peak 2 basis, £12.1 billion of assets, £12.0 billion of liabilities, net of reinsurers' share (including policyholder asset share liabilities and £1.2 billion of inherited estate) and £0.1 billion of shareholders' funds (for the excess assets of the transferred non-participating business) were transferred.

Disposal of Japan life business
In February 2015 the Group completed the disposal of its closed book life insurance business in Japan, PCA Life Insurance Company Limited (PCA Life Japan) to SBI Holdings for US$85 million cash consideration, of which US$17 million is deferred and is dependent upon the future performance of PCA Life Japan.

Entrance into Ghana and Kenya Life insurance markets
In April 2014 we completed the acquisition of Express Life of Ghana, and in September 2014 we entered the Kenyan life insurance market via our acquisition of Shield Assurance Company Limited.

Dividend

The Board has decided to rebase the full year dividend upwards by 10 per cent, reflecting the 2014 financial performance of the Group. In line with this, the directors recommend a final dividend of 25.74 pence per share (2013: 23.84 pence), which brings the total dividend for the year to 36.93 pence (2013: 33.57 pence). This rebase has been made possible by the continued exceptionally strong performance of the Group.

Although the Board has been able to recommend such a rebase in 2014, the Group's dividend policy remains unchanged. The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Notes:
1 The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly 2013 results are shown on a comparable basis.
2 After Asia development costs.
3 Refer to note B1.1 in IFRS financial statements for the break-down of other income and expenditure, and other non-operating items.
4 Includes Group's proportionate share of the liabilities and associated flows of the insurance joint ventures in Asia.
5 Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.
6 For basis of preparation see note I (a) of Additional Unaudited IFRS financial information.
7 Includes Group's proportionate share in PPM South Africa and the Asia asset management joint ventures.
8 Net inflows exclude Asia Money Market Fund (MMF) inflows of £9 million (2013: net inflows £522 million). External funds under management exclude Asia MMF balances of £4,800 million (2013: £4,296 million).

9 Free surplus generation represents 'underlying free surplus' based on operating movements, including the general insurance commission earned during the period and excludes market movements, foreign exchange, capital movements, shareholders' other income and expenditure and centrally arising restructuring and Solvency II  implementation costs. In addition, following its reclassification as held for sale during 2013, operating results exclude the result of the Japan Life Insurance business.

10 Investment in new business as a percentage of Underlying free surplus generated from in-force life business and asset management.
11 Payback period, measured on an undiscounted basis, is the time in which the initial 'cash' outflow of investment is expected to be recovered from the 'cash' inflows generated by the investment. The 'cash' outflow is measured by our investment of free surplus in new business sales. The payback period equals the time taken for new business sales to generate free surplus to cover this investment.

12 The full Holding Company Cashflow is disclosed in note II (a) of Additional unaudited IFRS financial information.
13 Refer to the EEV basis supplementary information - Post-tax operating profit based on longer-term investment returns and Post-tax summarised consolidated income statement, for the break-down of other income and expenditure, and other non-operating items.

14 Sweet spot' markets are Indonesia, Singapore, Hong Kong, Malaysia, Philippines, Vietnam and Thailand.
15 The methodology and assumptions used in calculating the economic capital results are set out in note II (c) of Additional unaudited financial information. The economic capital ratio is based on outputs from the Group's
    Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We remain on track to submit our Solvency II internal model to the Prudential Regulation
    Authority for approval in 2015 but given the degree of uncertainty remaining these economic capital disclosures should not be interpreted as outputs from an approved internal model.

16 Net of related charges to deferred acquisition costs and tax.
17 Operating profit after tax and non-controlling interests as percentage of opening shareholders' funds.

Group Chief Risk Officer's Report of the risks facing our business and our capital strength

We generate shareholder value by selectively taking exposure to risks that are adequately rewarded and that can be appropriately quantified and managed. We retain material risks only where consistent with our risk appetite and risk-taking philosophy, that is: (i) they contribute to value creation; (ii) adverse outcomes can be withstood; and (iii) we have the capabilities, expertise, processes and controls to manage them. The Group aims to help customers achieve their long term financial goals by providing and promoting a range of products and services that meet customer needs, are easy to understand and that deliver real value.

The control procedures and systems established within the Group are designed to manage rather than eliminate the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss and focus on aligning the levels of risk-taking with the achievement of business objectives.

Risk governance

Our Group Risk Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of 'three lines of defence' comprising risk taking and management, risk control and oversight and independent assurance.

Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Group Risk Committee to assist in providing leadership, direction and oversight in respect of the Group's significant risks, and with the Group Chief Executive and the Chief Executives of each of the Group's business units. Some of the key responsibilities of the Group Risk Committee include the responsibility for recommending the Own Risk and Solvency Assessment and other regulatory submissions to the Board, keeping the three lines of defence' framework under review and monitoring the effectiveness of the Group Chief Risk Officer.

Risk taking and the management thereof forms the first line of defence and is facilitated through both the Group Executive Committee and the Balance Sheet and Capital Management Committee.

Risk control and oversight constitutes the second line of defence, and is achieved through the operation of the Group Executive Risk Committee and its sub-committees which monitor and keep risk exposures under regular review. These committees are supported by the Group Chief Risk Officer, with functional oversight provided by Group Risk, Group Compliance and Group Security.

Group Risk has responsibility for establishing and embedding a capital management and risk oversight framework and culture consistent with our risk appetite that protects and enhances the Group's embedded and franchise value. Group Compliance provides verification of compliance with regulatory standards and informs the Board, as well as the Group's management, on key regulatory issues affecting the Group. Group Security is responsible for developing and delivering appropriate security measures with a view to protecting the Group's staff, physical assets and intellectual property.

Principles and objective

Risk is defined as the uncertainty that Prudential faces in successfully implementing its strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of Prudential.

The control procedures and systems established within the Group are designed to manage rather than eliminate the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss and focus on aligning the levels of risk-taking with the achievement of business objectives.

Material risks will only be retained where this is consistent with Prudential's risk appetite framework and its philosophy towards risk-taking. The Group's current approach is to retain such risks where doing so contributes to value creation and the Group is able to withstand the impact of an adverse outcome, and has the necessary capabilities, expertise, processes and controls to appropriately manage the risk.

Risk objectives In keeping with this philosophy, the Group has five objectives for risk and capital management which are as follows:
• Framework Design, implement and maintain a capital management and risk oversight framework, which is consistent with the Group's risk appetite and philosophy towards risk taking	• Monitoring Establish a 'no surprises' risk management culture by identifying the risk landscape, assessing and monitoring risk exposures and understanding change drivers	• Control Implement suitable risk mitigation strategies and remedial actions where exposures are deemed inappropriate, and to manage the response to potentially extreme events	• Communication Effectively communicate the Group's risk, capital and profitability position to both internal and external stakeholders	• Culture Foster a risk management culture, providing quality assurance and facilitating the sharing of best practice

RISK MANAGEMENT - THE FIRST LINE OF DEFENCE
Risk-taking and the management thereof forms the first line of defence and is facilitated through both the Group Executive Committee and the Balance Sheet and Capital Management Committee.
Group Executive Committee (GEC)	Balance Sheet and Capital Management Committee (BSCMC)
Purpose:
Supports the Group Chief Executive in the executive management of the Group and is comprised of the Chief Executives of each of the Group's major business units, as well as a number of functional specialists.

Purpose:
Supports the Chief Financial Officer in the management of the Group's balance sheet, as well as providing oversight to the activities of Prudential Capital, which undertakes the treasury function for the Group.  The BSCMC is comprised of a number of functional specialists.

Meets: Usually fortnightly	Meets: Monthly

RISK OVERSIGHT - THE SECOND LINE OF DEFENCE
Risk control and oversight constitutes the second line of defence, and is achieved through the operation of a number of Group-level risk committees, chaired by either the Chief Financial Officer or the Group Chief Risk Officer, which monitor and keep risk exposures under regular review.

Group Executive Risk Committee (GERC)
Purpose: Oversees the Group's risk exposures, including market, credit, liquidity, insurance and operational risks, and also monitors the Group's capital position.
Reports to: Group Chief Executive
Meets: Monthly

Technical Actuarial Committee (TAC)	Group Credit Risk Committee (GCRC)	Group Operational Risk Committee (GORC)	Solvency II Technical Oversight Committee (STOC)
Purpose: Sets the methodology for valuing Prudential's assets, liabilities and capital requirements under Solvency II and the Group's internal economic capital basis.	Purpose: Reviews the Group's investment and counterparty credit risk positions	Purpose: Overseas the Group's operational risk exposures.	Purpose: Provides ongoing technical oversight and advice to the Board and executive in respect of their duties with regard to the Group's Internal Model.
Reports to: GERC	Reports to: GERC	Reports to: GERC	Reports to: GERC
Meets: Usually monthly and more often as required	Meets: Monthly	Meets: Quarterly	Meets: Usually 10 times annually
The Group-level risk committees are supported by the Group Chief Risk Officer, with functional oversight provided by Group Security, Group Compliance and Group Risk. Group Security is responsible for developing and delivering appropriate security measures with a view to protecting the Group's staff, physical assets and intellectual property. Group Compliance provides verification of compliance with regulatory standards and informs the Board, as well as management, on key regulatory issues affecting the Group. Group Risk has responsibility for establishing and embedding a capital management and risk oversight framework and culture consistent with Prudential's risk appetite that protects and enhances the Group's embedded and franchise value.

INDEPENDENT ASSURANCE - THE THIRD LINE OF DEFENCE
Group-wide Internal Audit (GwIA)
The third line of defence comprises the Group-wide Internal Audit function, which provides independent and objective assurance to the Board, its Audit and Risk Committees and the Group Executive Committee, to help protect the assets, sustainability and reputation of the Group.

Risk appetite and limits

The extent to which we are willing to take risk in the pursuit of our objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators. These appetite statements and measures are approved by the Board on recommendation of the Group Risk Committee and are subject to annual review.

We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements as follows:

Earnings volatility: the objectives of the limits are to ensure that:

a. the volatility of earnings is consistent with the expectations of stakeholders;
b. the Group has adequate earnings (and cashflows) to service debt, expected dividends and to withstand unexpected shocks; and
c. earnings (and cashflows) are managed properly across geographies and are consistent with funding strategies.

The two measures used to monitor the volatility of earnings are EEV operating profit and IFRS operating profit, although EEV and IFRS total profits are also considered.

Liquidity: the objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

Capital requirements: the limits aim to ensure that:

a. the Group meets its internal economic capital requirements;
b. the Group achieves its desired target rating to meet its business objectives; and
c. supervisory intervention is avoided.

The two measures used are the EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on both local statutory and future Solvency II regulatory bases.

We also define risk appetite statements and measures (i.e. limits, triggers, indicators) for the major constituents of each risk type as categorised and defined in the Group Risk Framework, where appropriate. These appetite statements and measures cover the most significant exposures to the Group, particularly those that could impact our aggregate risk limits. The Group Risk Framework risk categorisation is shown in the table below.

Category	Risk type	Definition
Financial risks	Market risk
The risk of loss for the Group's business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.

Credit risk
The risk of loss for the Group's business or of adverse change in the financial position, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (e.g. downgrade or spread widening).

Insurance risk
The risk of loss for the Group's business or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and expense experience.

	Liquidity risk	The risk of the Group being unable to generate sufficient cash resources or to meet financial obligations as they fall due in business as usual and stress scenarios.
Non-financial risks	Operational risk	The risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events other than those covered by business environment risk.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

Our risk appetite framework forms an integral part of our annual business planning cycle. The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions by business units to calculate the Group's aggregated position (allowing for diversification effects between business units) relative to the aggregate risk limits.

Risk policies

Risk policies set out specific requirements for the management of, and articulate the risk appetite for, key risk types. There are policies for credit, market, insurance, liquidity, operational and tax risk, as well as dealing controls. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we are expected to maintain under the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units confirm that they have implemented the necessary controls to evidence compliance with the Group Governance Manual.

Risk culture

We work to promote a responsible risk culture in three main ways:

a. by the leadership and behaviours demonstrated by management;
b. by building skills and capabilities to support management; and
c. by including risk management (through the balance of risk with profitability and growth) in the performance evaluation of individuals.

The remuneration strategy at Prudential is designed to be consistent with its risk appetite, and the Group Chief Risk Officer advises the Group Remuneration Committee on adherence to our risk framework and appetite.

Risk reporting

An annual 'top-down' identification of our top risks assesses the risks that have the greatest potential to impact the Group's operating results and financial condition. The management information received by the Group Risk Committees and the Board is tailored around these risks, and it also covers on-going developments in other key and emerging risks. A discussion of the key risks, including how they affect our operations and how they are managed, follows below.

Key risks
Market risk

(i) Investment risk
In Prudential UK investment risk arising on the assets in the with-profits fund impacts the shareholders' interest in future transfers and is driven predominantly by equities in the fund as well as by other investments such as property and bonds. The value of the future transfers is partially protected against equity falls by hedging conducted outside of the fund. The fund's large inherited estate - estimated at £7.2 billion as at 31 December 2014 (1 January 2014: £6.8 billion, after the domestication of Hong Kong business) - can absorb market fluctuations and protect the fund's solvency. The inherited estate is partially protected against falls in equity markets through an active hedging policy within the fund.

In Asia, our shareholder exposure to equities relates to revenue from unit-linked products and to the effect of falling equity markets on its with-profits businesses.

In Jackson, investment risk arises in relation to the assets backing the policies. In the case of the 'spread business', including fixed annuities, these assets are generally bonds. For the variable annuity business, these assets include equities as well as other assets such as bonds. In this case the impact on the shareholder comes from value of future mortality and expense fees, and additionally from guarantees embedded in variable annuity products. Shareholders' exposure to these guarantees is mitigated through a hedging programme, as well as reinsurance. Further measures have been undertaken including re-pricing initiatives and the introduction of variable annuities without guarantees. Furthermore, it is our philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost incurred to hedge or reinsure the risks and to achieve an acceptable return.

The Jackson IFRS shareholders' equity and US statutory capital are sensitive to the effects of policyholder behaviour on the valuation of GMWB guarantees. Jackson hedges the guarantees on its variable annuity book on an economic basis and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate economic result. In particular, under Prudential's Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic result which may be either more or less significant under IFRS reporting.

(ii) Interest rate risk
Long-term rates have declined over recent periods in many markets, falling to historic lows. Products that we write are sensitive to movements in interest rates, and while we have already taken a number of actions to de-risk the in-force business as well as re-price and restructure new business offerings in response to historically low interest rates, persistently low rates may impact policyholders' savings patterns and behaviour.

Interest rate risk arises in our UK business from the need to match cashflows for annuity payments with those from investments; movements in interest rates may have an impact on profits where durations are not perfectly matched. As a result, we aim to match the duration of assets and liabilities as closely as possible and the position is monitored regularly. The with-profits business is exposed to interest rate risk as a result of underlying guarantees. Such risk is largely borne by the with-profits fund but shareholder support may be required in extremis.

In Asia, exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cashflows to match exactly those relating to policyholder liabilities. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can influence the cost of guarantees in such products, in particular the cost of guarantees may increase when interest rates fall. Interest rate risk across the entire business is managed through the use of interest rate swaps and interest rate options.

(iii) Foreign exchange risk
We principally operate in Asia, the US and the UK. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations. Our international operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in UK sterling.

We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements, accepting the balance sheet translation risks this can produce. However, in cases where a surplus arising in an overseas operation supports Group capital or where a significant cash remittance is due from an overseas subsidiary to the Group, this exposure is hedged where we believe it is economically optimal to do so. We do not have appetite for significant shareholder exposures to foreign exchange risks in currencies outside the local territory. Currency borrowings, swaps and other derivatives are used to manage exposures.

Credit risk

We invest in fixed income assets in order to match policyholder liabilities and enter into reinsurance and derivative contracts to mitigate various types of risk. As a result, we are exposed to credit and counterparty credit risk across our business. We employ a number of risk management tools to manage credit risk, including limits defined on an issuer/counterparty basis as well as on average credit quality, and collateral arrangements in derivative transactions. The Group Credit Risk Committee oversees credit and counterparty credit risk across the Group.

(i) Debt and loan portfolio
Our UK business is primarily exposed to credit risk in the shareholder-backed portfolio, where fixed income assets represent 37 per cent or £31.7 billion of our exposure. Credit risk arising from £46.6 billion of fixed income assets is largely borne by the with-profits fund, although shareholder support may be required should the with-profits fund become unable to meet its liabilities.

The debt portfolio of our Asia business totalled £23.6 billion at 31 December 2014. Of this, approximately 67 per cent was in unit-linked and with-profits funds with minimal shareholder risk. The remaining 33 per cent is shareholder exposure.

Credit risk arises in the general account of our US business, where £33.0 billion of fixed income assets back shareholder liabilities including those arising from fixed annuities, fixed index annuities and life insurance. Included in the portfolio are £2.3 billion of commercial mortgage-backed securities and £1.6 billion of residential mortgage-backed securities, of which £0.8 billion (52 per cent) are issued by US government sponsored agencies.

The shareholder-owned debt and loan portfolio of the Group's asset management operations of £2.3 billion as at 31 December 2014 is principally related to Prudential Capital operations. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and our clients.

The Group's credit exposure to the Oil and Gas sector represents circa 5 per cent or £3.4 billion of the shareholder portfolio. Some counterparties may experience stress from ongoing low oil prices but this is not currently expected to have a material adverse impact on the Group's exposure. The Oil and Gas sector is subject to ongoing monitoring and regular management information reporting to the Group's risk committees.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

(ii) Group sovereign debt and bank debt exposure
Sovereign debt1 represented 15 per cent or £11.0 billion of the debt portfolio backing shareholder business at 31 December 2014 (31 December 2013: 15 per cent or £10.2 billion). 43 per cent of this was rated AAA and 95 per cent investment grade (31 December 2013: 44 per cent AAA, 92 per cent investment grade). At 31 December 2014, the Group's shareholder-backed business's holding in Eurozone sovereign debt1 was £476 million. 82 per cent of this was AAA rated (31 December 2013: 84 per cent AAA rated). Shareholder exposure to the Eurozone sovereigns of Italy and Spain is £63 million (31 December 2013: £54 million). We do not have any sovereign debt exposure to Greece, Cyprus, Portugal or Ireland.

Our bank exposure is a function of our core investment business, as well as of the hedging and other activities undertaken to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the banking sector is a key focus of management information provided to the Group's risk committees and the Board.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt and bank debt securities at 31 December 2014 are given in Note C3.3(f) of the Group's IFRS financial statements.

(iii) Counterparty credit risk
We enter into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, inflation swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions, with the exception of some Asia transactions, are conducted under standardised International Swaps and Derivatives Association Inc master agreements and we have collateral agreements between the individual Group entities and relevant counterparties in place under each of these master agreements.

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, we reduce our exposure, purchase credit protection or make use of additional collateral arrangements to control our levels of counterparty credit risk.

Insurance risk

The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. In common with other industry players, the profitability of our businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

We continue to conduct research into longevity risk using both industry data and experience from our substantial annuity portfolio. The assumptions that we make about future rates of mortality improvement within our UK annuity portfolio are key to our pricing and reserving. Recent changes to UK legislation, removing an individual's requirement to convert a pension fund into an annuity, are also demanding particular scrutiny.  We continue to seek opportunities to transfer longevity risk to reinsurers or to the capital markets and have transacted when terms are sufficiently attractive and aligned with our risk management framework.

Morbidity risk is mitigated by appropriate underwriting and use of reinsurance. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business. In Asia, a key assumption is the rate of medical inflation, typically in excess of general price inflation.

Our persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of poor persistency business. Where appropriate, allowance is also made for the relationship - either assumed or historically observed - between persistency and investment returns, and for the resulting additional risk.

Liquidity risk

Our parent company has significant internal sources of liquidity which are sufficient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group currently has £2.6 billion of undrawn committed facilities, expiring in 2018 and 2019. In addition, the Group has access to liquidity via the debt capital markets. We also have in place an unlimited commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade. Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio are regularly monitored and we have assessed these to be sufficient.

Operational risk

We are exposed to operational risk through the course of running our business. We are dependent on the successful processing of a large number of transactions, utilising various legacy and other IT systems and platforms, across numerous and diverse products. We also operate under the ever evolving requirements set out by different regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations.

Our IT, compliance and other operational systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with our activities. Although we have not identified a material failure or breach in relation to our legacy and other IT systems and processes to date, we have been, and likely will continue to be, subject to computer viruses, attempts at unauthorised access and cyber security attacks.

We have an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities, the on-going improvement of the control environment, and determination of the adequacy of our corporate insurance programme.

Global regulatory risk

Global regulatory risk is considered a key risk.

The European Union (EU) has developed a new prudential regulatory framework for insurance companies, referred to as Solvency II. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 although its implementation was delayed pending agreement on a directive known as Omnibus II which, having been adopted by the Council of the European Union in April 2014, amended certain aspects of the Solvency II Directive. The new approach is based on the concept of three pillars - minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements.

Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment which will be used by the regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies and may allow us to make use of our internal capital models if approved by the Prudential Regulation Authority.

Following adoption of the Omnibus II Directive, Solvency II will be implemented on 1 January 2016, although the European Commission and the European Insurance and Occupational Pensions Authority (EIOPA) are continuing to develop the detailed rules and guidelines that will supplement the high-level rules and principles of the Solvency II and Omnibus II Directives, which are not currently expected to be finalised until mid-late 2015.

There is significant uncertainty regarding the final outcome from this process. In particular, certain detailed aspects of the Solvency II rules relating to the determination of the liability discount rate for UK annuity business remain to be clarified and our capital position is sensitive to these outcomes. Further, the effective application of a number of key measures incorporated in the Omnibus II Directive, including the provisions for third-country equivalence and whether restrictions are placed on the economic value of overseas surplus, are subject to supervisory judgement and approval. There is a risk that the effect of the measures finally adopted could be adverse for us, including potentially a significant increase in the capital required to support our business and that we may be placed at a competitive disadvantage to other European and non-European financial services groups. We are actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Pan-European Insurance Forum, Chief Risk Officer Forum and Chief Financial Officer Forum, together with the Association of British Insurers and Insurance Europe.

Having assessed the requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is coordinated centrally to achieve consistency in the understanding and application of the requirements. We are continuing our preparations to adopt the regime when it comes into force on 1 January 2016 and are undertaking in parallel an evaluation of the possible actions to mitigate its effects. We regularly review our range of options to maximise the strategic flexibility of the Group. This includes consideration of optimising our domicile as a possible response to an adverse outcome on Solvency II.

Over the coming months we will remain in regular contact with the Prudential Regulation Authority as we continue to engage in the approval process for the internal model. In addition, we are engaged in the Prudential Regulation Authority's 'Individual Capital Adequacy Standards Plus (ICAS+)' regime, which is enabling our UK insurance entities to leverage the developments made in relation to the Solvency II internal model for the purpose of meeting the existing ICAS+ regime.

Currently there are also a number of other global regulatory developments which could impact the way in which we are supervised in our many jurisdictions. These include the Dodd-Frank Act in the US, the work of the Financial Stability Board on Global Systemically Important Insurers and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors.

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on our businesses is not currently clear, as many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

In July 2013 the Financial Stability Board announced the initial list of nine insurance groups that have been designated as Global Systemically Important Insurers. Following another assessment in 2014, the Financial Stability Board confirmed the same nine insurance groups as Global Systemically Important Insurers on 6 November 2014. This list included Prudential as well as a number of its competitors. Designation as a Global Systemically Important Insurer has led to additional policy measures being applied to the designated group. Based on the policy framework released by the IAIS and subsequent guidance papers these additional policy measures include enhanced group-wide supervision, effective resolution measures of the group in the event of failure, loss absorption, and higher loss absorption capacity. This enhanced supervision commenced immediately and included the annual submission of a Systemic Risk Management Plan (SRMP), a group Recovery Plan (RCP) and Liquidity Risk Management Plan (LRMP). Prudential is monitoring the development and potential impact of the framework of policy measures and is continuing to engage with the Prudential Regulation Authority on the implications of the policy measures and Prudential's designation as a G-SII. The G-SII regime also introduces two types of capital requirements; the first, a Basic Capital Requirement (BCR), designed to act as a minimum group capital requirement and the second, a Higher Loss Absorption (HLA) requirement that should reflect the drivers of the assessment of G-SII designation.  A consultation paper on BCR was released in July 2014 and the Group participated in field testing ahead of the BCR being agreed with the FSB and G20 in 2014. The IAIS has published a list of principles on HLA and a more detailed consultation paper is expected in June 2015 ahead of the IAIS finalizing HLA by the end of 2015. Implementation of the regime is likely to be phased in over a number of years with the BCR being introduced in 2015 on a confidential reporting basis to group-wide supervisors. The HLA requirement is expected to apply from January 2019 to the insurance groups identified as G-SIIs in November 2017.

ComFrame is also being developed by the IAIS to provide common global requirements for the supervision of insurance groups. The framework is designed to outline a set of common global principles and standards for group supervision and may increase the focus of regulators in some jurisdictions. One of the framework's key components is an Insurance Capital Standard (ICS) which would be expected to form the group solvency capital standard under ComFrame. In December 2014, the IAIS issued a comprehensive consultation paper on ICS and a quantitative field test is planned during 2015, which will be followed by another consultation in December 2015. Further field testing exercises are planned until 2018 to assess the impact of the quantitative and qualitative requirements proposed under ComFrame. ComFrame is expected to be implemented in 2019.

Risk factors

Our disclosures covering risk factors can be found at the end of this document.

Risk mitigation and hedging

We manage our actual risk profile against our tolerance of risk. To do this, we maintain risk registers that include details of the risks we have identified and of the controls and mitigating actions we employ in managing them. Any mitigation strategies involving large transactions, such as a material derivative transaction involving shareholder business, are subject to review at Group level before implementation.

We use a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to manage insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

Capital management

We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. This is testament to our capital discipline, the effectiveness of our hedging activities, our low direct Eurozone exposure, the minimal level of credit impairments and the natural offsets in our portfolio of businesses which dampen the effects of movements in interest rates.

Regulatory capital (IGD)

Prudential is subject to the capital adequacy requirements of the European Union Insurance Groups Directive (IGD) as implemented by the Prudential Regulation Authority in the UK. The IGD capital surplus represents the aggregated surplus capital (on a Prudential Regulation Authority consistent basis) of the Group's regulated subsidiaries less the Group's borrowings. No diversification benefit is recognised. We estimate that our IGD capital surplus is £4.7 billion at 31 December 2014 (before taking into account 2014 final dividend), with available capital covering our capital requirements 2.4 times. This compares to a capital surplus of £5.1 billion at the end of 2013 (before taking into account the 2013 final dividend).

The movements in 2014 mainly comprise:
• Net capital generation (inclusive of market and foreign exchange movements) mainly through operating earnings (in-force releases less investment in new business, net of tax) of £2.5 billion.

Offset by:
• The cost of new intangibles acquired in the year including renewal of the bancassurance partnership agreement with Standard Chartered Bank of £0.8 billion;
• £0.4 billion of subordinated debt repayment;
• £0.2 billion due to reduction in the shareholders' interest in future transfers from the UK's with-profits fund asset allowance (as discussed below) and other smaller one-off items;
• Final 2013 dividend of £0.6 billion and interim 2014 dividend of £0.3 billion; and
• External financing costs and other central costs, net of tax, of £0.6 billion

IGD surplus represents the accumulation of surpluses across all of our operations based on local regulatory minimum capital requirements with some adjustments, pursuant to the requirements of Solvency I. The calculation does not fully adjust capital requirements for risk nor does it capture the true economic value of assets.

There is broad agreement that ultimately it would be beneficial to replace the IGD regime with a regime that is appropriately risk-based.

We continue to have further options available to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance. A number of such options were utilised through the last financial crisis in 2008 and 2009 to enhance the Group's IGD surplus. One such arrangement allowed the Group to recognise a proportion of the shareholders' interest in future transfers (SHIFT) from the UK's with-profits business and this remained in place, contributing £0.2 billion to the IGD at 31 December 2013. As per guidance received from the PRA in January 2013, credit taken for the SHIFT asset was reduced to zero in January 2014.

Stress testing

As at 31 December 2014, stress testing of our IGD capital position to various events has the following results:
• An instantaneous 20 per cent fall in equity markets from 31 December 2014 levels would have no impact on the IGD surplus;
• A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £950 million;
• A 100 basis points reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £450 million; and
• Credit defaults of 10 times the expected level would reduce IGD surplus by £700 million.

The impact of the 100 basis points reduction in interest rates is exacerbated by the current regulatory permitted practice used by Jackson, which values all interest rate swaps at book value rather than fair value for regulatory purposes. At 31 December 2014, removing the permitted practice would have increased reported IGD surplus to £5.1 billion. As at 31 December 2014, it is estimated that a 100 basis point reduction in interest rates (subject to a floor of zero) would have resulted in an IGD surplus of £4.9 billion, excluding the permitted practice.

Prudential believes that the results of these stress tests, together with the Group's strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, demonstrate that we are in a position to withstand significant deterioration in market conditions.

Other Capital Metrics

We use an internal economic capital assessment calibrated on a multi-term basis to monitor our capital requirements across the Group. This approach considers, by risk drivers, the timeframe over which each risk can threaten the ability of the Group to meet claims as they fall due, allowing for realistic diversification benefits. This assessment provides valuable insights into our risk profile and for continuing to maintain a strong capital position.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. Jackson's Risk-Based Capital ratio level as of 31 December 2014 was 456 per cent after remitting £415 million to the Group in 2014 while supporting its balance sheet growth and maintaining adequate capital. The value of the estate of our UK With-Profits fund as at 31 December 2014 is estimated at £7.2 billion after the effect of completing the domestication of the Hong Kong branch business of the PAC With-Profits fund which was effective on 1 January 2014 (1 January 2014: £6.8 billion, after the effect of the transfer). The value of the shareholders' interest in future transfers from the with-profits funds in the UK is estimated at £2.2 billion (1 January 2014: £2.3 billion, after the effect of the transfer).

Furthermore, on a statutory (Pillar 1) basis the total credit default reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. Notwithstanding the absence of defaults in the year, at 31 December 2014 we maintained sizeable credit default reserves at £2.2 billion (31 December 2013: £1.9 billion), representing 41 per cent of the portfolio spread over swaps, compared with 47 per cent at 31 December 2013.

Economic capital position (based on our Solvency II internal model)

Following ratification of the Solvency II Omnibus II Directive on 16 April 2014, Solvency II is scheduled to come into force on 1 January 2016. Our economic capital results are based on outputs from our Solvency II internal model. Although the Solvency II and Omnibus II Directives, together with the Level 2 'Delegated Act' published on 17 January 2015, provide a framework for the calculation of Solvency II results, there remain material areas of policy uncertainty and in many areas the Group's methodology and assumptions are subject to review and approval by the Prudential Regulation Authority, the Group's lead regulator. We remain on track to submit our Solvency II internal model to the Prudential Regulation Authority for approval in 2015 but given the degree of uncertainty remaining the economic capital position disclosed below should not be interpreted as output from an approved internal model.

At 31 December 2014 the Group had economic capital surplus2 of £9.7 billion (2013: £11.3 billion) and an economic capital ratio of 218 per cent (2013: 257 per cent) before taking into account the 2014 final dividend.

During 2014, the Group economic capital surplus reduced from £11.3 billion to £9.7 billion. The total movement in the Group economic capital surplus over the year was driven by:

•     Operating experience positive £1.8 billion: generated by in-force business, new business written in 2014, the impact of non-market assumption changes and non-market experience variances over the year;

• Non-operating experience negative £0.9 billion: mainly arising from negative market experience during 2014, principally driven by the reduction in long-term interest rates in the UK;

•     Other capital movements negative £2.2 billion: representing a reduction in surplus from the repayment of subordinated debt (negative £0.4 billion), renewal of the bancassurance partnership agreement with Standard Chartered Bank (negative £0.8 billion), the negative capital effect of the domestication of the Hong Kong branch (negative £0.3 billion), the sale of the PruHealth and PruProtect businesses (positive £0.1 billion), foreign currency translation effects (positive £0.1 billion) and dividend payments in 2014 (negative £0.9 billion); and

•     Model changes negative £0.3 billion: a negative impact to Group surplus, for the estimated impact of evolving the liability discount rate for UK shareholder-backed annuity business from one based on a liquidity premium to one based on the matching adjustment, and other internal model refinements.

The economic capital results are based on outputs from our Solvency II internal model with a number of key working assumptions. Further explanation of the underlying methodology and assumptions are set out in note II of Additional unaudited financial information. Certain aspects of the methodology and assumptions underpinning these results will differ from those which are applied in obtaining final internal model approval. The eventual Solvency II Pillar I ratio, therefore, remains uncertain and is expected to be lower than our economic capital ratio.

Stress testing

At 31 December 2014, stress testing the economic capital position gives the following results and demonstrates the Group's ability to withstand significant deteriorations in market conditions:

• An instantaneous 20 per cent fall in equity markets would reduce surplus by £0.6 billion and reduce the economic solvency ratio to 214 per cent;
• An instantaneous 40 per cent fall in equity markets would reduce surplus by £2.2 billion and reduce the economic solvency ratio to 195 per cent;
• A 50 basis points reduction in interest rates (subject to a floor of zero) would reduce surplus by £1.4 billion and reduce the economic solvency ratio to 195 per cent;
• A 100 basis points increase in interest rates would increase surplus by £1.8 billion and increase the economic solvency ratio to 254 per cent; and
•     A 100 basis points increase in credit spreads (with 15 per cent downgrades in the UK annuity portfolio and credit defaults of 10 times the expected level in Jackson) would reduce surplus by £2.1 billion and reduce the economic solvency ratio to 190 per cent.

Capital allocation

Our approach to capital allocation is to attain a balance between risk and return, investing in those businesses that create shareholder value. In order to efficiently allocate capital, we measure the use of, and the return on, capital.

We use a variety of metrics for measuring capital performance and profitability, including traditional accounting metrics and economic returns. Capital allocation decisions are supported by this quantitative analysis, as well as strategic considerations.

The economic framework measures risk-adjusted returns on economic capital, a methodology that ensures meaningful comparison across the Group. Capital utilisation, return on capital and new business value creation are measured at the product level as part of the business planning process.

Notes:
1   Excludes Group's proportionate share in Joint Ventures and unit-linked assets and holdings of consolidated unit trusts and similar funds.
2   The methodology and assumptions used in calculating the economic capital results are set out in note II (c) of Additional unaudited financial information. The economic capital ratio is based on outputs from the Group's
     Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We remain on track to submit our Solvency II internal model to the Prudential Regulation
     Authority for approval in 2015 but given the degree of uncertainty remaining these economic capital disclosures should not be interpreted as outputs from an approved internal model.

Corporate governance

The Board confirms that it has complied with all relevant provisions set out in the Hong Kong Code on Corporate Governance Practices (the Code) throughout the accounting period. With respect to Code Provision B.1.2(d) of the HK Code, the responsibilities of the Remuneration Committee do not include making recommendations to the Board on the remuneration of non-executive directors. In line with the principles of the UK Code, fees for Non-executive Directors are determined by the Board.

The directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.

The company confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by the Hong Kong listing rules and that the directors of the Company have complied with this code of conduct throughout the year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 March 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer